P.E. 12-31-03

INNODATA ISOGEN INC

Annual Report 2003



Innodata Isogen, Inc.

Innodata Isogen improves the way companies create, manage and distribute information products — helping them reduce content-related costs, achieve better outcomes and compete more effectively in demanding global markets.

Our solutions include strategic planning, design services, content management & publishing systems, consulting & professional services, editorial services, abstracting & indexing, digitization & imaging, data conversion, XML services & metadata creation, XML training & education, and topic maps, taxonomies & ontologies.

We have more than a hundred active clients, including Amazon.com, Reed Elsevier, Thomson, Wolters Kluwer, EBSCO, ProQuest, Simon & Schuster, McGraw-Hill, John Wiley & Sons, Lockheed Martin, Hamilton Sundstrand, Primerica, CAB International and the Smithsonian Institution.

The Content Supply Chain

Our wide range of content-related offerings is organized in a clear conceptual framework — the content supply chain. A content supply chain is the series of integrated activities necessary to create, manage and distribute information products.

Another way to describe the content supply chain is the business process that transforms ideas into actual information products. This business process is the strategic focus of our company.


Requirement Defined
Conceive Design
Collect Create
Organize Classify
Store Manage
Edit Enhance
Produce Compose
Distribute
Success Achieved

Integrated Solutions

- Strategic Planning
- Design Services
- Content Management & Publishing Systems
- Consulting & Professional Services
- Editorial Services
- Abstracting & Indexing
- Digitization & Imaging
- Data Conversion
- XML Services & Metadata Creation
- XML Training & Education
- Topic Maps, Taxonomies & Ontologies

Who Has a Content Supply Chain?



Commercial Publishers
Create, sell and distribute content

Global 2000 Enterprises
Support people, products and services with content

Government Agencies
Use content to inform, serve and protect

Archives, Libraries & Museums
Educate and inspire with public mission

Fellow Stockholders,

We are in midst of a dramatic turnaround.

After a disappointing 2002, we improved our financial performance substantially in 2003, closing the books on a profitable year. Total revenues were approximately $37 million in 2003, with earnings of $475,000.

Focusing on the last half of 2003, our performance looks better still — revenues were approximately $22 million, with earnings of approximately $2.2 million. The trend is positive and we expect steady improvement throughout 2004.

Of course, these results are just milestones in our progress toward strong, sustainable growth. They indicate that we're moving in the right direction again. But you should — and can — expect more from us.

The fact is we are well positioned to benefit from the current restructuring of global business. Indeed, three prominent trends implicate Innodata Isogen directly.

These are the rising importance of content, as both an organizational asset and as an engine of value creation; the continuing explosion of digital content and digital content technologies; and the seismic shift to business process outsourcing as a transformational strategy.

It's plain to me that Innodata Isogen has before it opportunity in abundance. The question is: Can we execute? The answer is yes. I offer into evidence the turnaround in performance over this past year.

It wasn't easy, but in the end, we've proven that we possess the depth, talent, toughness, energy and resilience to move this enterprise forward.

Clearly, a reviving economy helped us significantly. But we also began to see the improvements we've made to our organization over the couple of years begin to have an impact.

We've improved productivity, lowered operating costs and better aligned our business with the evolving needs of our clients.

We've also strengthened our business development capabilities, bringing on new sales, marketing and management talent to supplement a superb core team.

We've repositioned the company, broadened our mission and introduced a new corporate identity.

Perhaps most importantly, we've been steadily expanding the nature and level of our relationship with our clients, providing new and more comprehensive content-related services.

In 2003, we introduced a clear conceptual framework — the content supply chain — to better organize and communicate these expanded services, and at the same time, spotlight our unrivaled expertise with content-related business processes.

A content supply chain is, simply put, the series of integrated activities necessary to create, manage and distribute information and information products.

All these changes are underscored by the new name of our company. In November 2003, Innodata Corporation became Innodata Isogen, Inc. — symbolizing our successful transformation.

One thing that won't change is our absolute commitment to help our clients achieve extraordinary outcomes and superior value.

Our extensive roster of blue-chip clients includes the world's leading commercial publishers, Global 2000 enterprises, government agencies, and major archives, libraries and museums.

Long, fruitful relationships with these clients — Reed Elsevier, Thomson Corporation, ProQuest Company, Wolters Kluwer, Simon & Schuster, McGraw-Hill, John Wiley & Sons, Boeing, Lockheed Martin, Hamilton Sundstrand, Amazon.com and scores more leading organizations — are a source of pride to everyone at Innodata Isogen.

They also point the way to our future.

We can help these companies recover millions of dollars in content-related costs — dollars that go straight

to their bottom lines — while, at the same time, helping them compete for top-line revenue more effectively.

Clearly, our capabilities are powerful. Our message is also powerful. In fact, we've gained more traction in 2003 at the highest levels of our clients' executive leadership than we've had in our entire history.

And we are confident there are many hundreds more potential new clients that we can help achieve the same results. So we intend to be increasingly aggressive about getting the word out in 2004.

In 2003, outsourcing relationships accounted for more than 40% of our revenue. Outsourcing relationships, because they are inherently more stable and long term, allow us to maximize the value we can deliver to clients.

At the same time, outsourcing relationships help us increase our own operational efficiencies, plan and manage around more predictable revenue streams and reduce the inevitable organizational wear-and-tear that results from large-scale project work.

As we strive to grow revenues in 2004 and the coming years, we are seeking to increase revenues derived from outsourcing, both in absolute terms and as a percentage of our overall revenue mix. This is a strategic priority.

How do we get this business to the next level? Culture is the key differentiator that separates the great enterprises from those that are merely good. Culture sustains success.

Our culture is summed up in our company credo: Truth, Value, Service.

What does this mean?

It means we tell our clients what they ought to hear, not what they want to hear. And it means we give all stakeholders the unvarnished truth, so they can make sensible and informed decisions.

It means delivering extraordinary value to clients while energetically seeking out new ways to enhance our value to clients.

It means we believe that consistently serving our clients' best interests ultimately serves ours.

It means the great trust and confidence our clients place in us distinguishes us from any company in our competitive set.

In the end, our success as a company is based on our culture and on the talent, expertise and skill of 7,000 content professionals worldwide. I am grateful for their efforts, and for the counsel and advice of our directors.

We have many reasons for facing the future with confidence. We serve large, global markets, where demand for our services is increasing. We have the resources to take advantage of opportunities for growth. And we are growing the management strength and fostering the culture to achieve our goals.

Finally, I want to say thank you. It's a privilege to lead the professionals at Innodata Isogen and I appreciate your continued confidence.

Sincerely,



Jack Abuhoff
Chairman and CEO
Innodata Isogen, Inc.



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)
☑ ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

☐ TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-22196

INNODATA ISOGEN, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**13-3475943** (I.R.S. Employer Identification No.)
Three University Plaza **Hackensack, New Jersey** (Address of principal executive offices)	**07601** (Zip Code)
(201) 488-1200 (Registrant's telephone number)	

Securities registered under Section 12(b) of the Exchange Act: **None**

Securities registered under Section 12(g) of the Exchange Act: **Common Stock, $.01 par value**

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past twelve months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers in response to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).
Yes ☐ No ☑

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter. **$25,500,000**

State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date.

21,951,000 shares of common stock, $.01 par value, as of February 29, 2004.

DOCUMENTS INCORPORATED BY REFERENCE
[SEE INDEX TO EXHIBITS]

PART I

Item 1. Description of Business.

General Description

Innodata Isogen, Inc., formerly known as Innodata Corporation, improves the way companies create, manage and distribute information – helping them reduce content-related costs, achieve better outcomes and compete more effectively in demanding global markets.

Our solutions encompass both the manufacture of content (for which we provide services such as digitization, imaging, data conversion, XML and markup services, metadata creation, advanced classification services, editorial and knowledge services) as well as the design, implementation, integration and deployment of the systems used to manage content (for which we provide custom application development, consulting and training.)

We serve leading organizations in four content-rich segments: (1) publishing, media and information services, (2) culture and education, (3) government and (4) global enterprise – including Global 2000 companies across more than a dozen sectors, such as aerospace, defense, engineering, financial services, e-commerce, healthcare, information technology, intelligence, manufacturing, pharmaceuticals, retail and telecommunications.

We have more than a hundred active clients, including Amazon.com, Reed Elsevier, Thomson, Wolters Kluwer, EBSCO, ProQuest, Simon & Schuster, McGraw-Hill, Derwent Information, John Wiley & Sons, Lockheed Martin, Hamilton Sundstrand, Primerica, CAB International and the Smithsonian Institution.

We typically service these clients in multi-year relationships. In 2003, more than 90 percent of our revenue was derived from clients that used our services for more than one year, and more than 80 percent of our revenue was derived from clients that used our services for more than two years.

We were incorporated in Delaware in June 1988 and are headquartered in Hackensack, New Jersey, just outside New York City. We have two additional solutions centers in North America, seven production facilities in Asia (the Philippines, India and Sri Lanka), and a technology and tools development center in India.

The Content Supply Chain

Our wide range of content-related offerings is organized in a clear conceptual framework – the content supply chain. A content supply chain is the series of integrated activities necessary to create, manage and distribute information products.

Another way to describe the content supply chain is the business process that transforms ideas into actual information products. This business process is the strategic focus of our company at present.

Innodata Isogen optimizes content supply chains. Our clients can choose from an array of point solutions or deploy an integrated set of services – or they can simply outsource their entire content supply chain to us to maximize the value of their operational dollars.

Each client we serve makes a distinct set of demands on content. Each has different objectives. Each, therefore, has somewhat distinct challenges in its content supply chain.

For instance, many of our publishing clients are under enormous competitive pressure to cut costs, while at the same time, manufacturing and marketing information products with enhanced features, functionality and quality in rapid response to market conditions.

In the wider enterprise arena, requirements for greater and more accurate technical, product and regulatory documentation are increasing. The result is that the burden of content creation, management and distribution is also growing. These spiraling costs multiply further as global enterprises broach new nations, markets and cultures, and these costs come right out of a company's bottom line.

At the same time, major cultural and educational institutions, as well as a number of important government agencies, are seeking new and better ways of leveraging vast stores of aggregated content to fulfill their respective missions – even as greater demands are being placed on their limited human, technical and financial resources.

Whether a client uses content to support products and services (as in the case of equipment manufacturers), or sells content as the basis of a business model (as in the case of publishers), we can help them realize significant cost savings and greater productivity, maintain or improve content quality, and achieve better overall outcomes.

Basic Structure of Operations

We have two main operating units: content services and professional services. (We formerly referred to the professional services unit as systems and training services).

In addition to providing sophisticated content creation and editorial services (such as indexing & abstracting), the content services unit collects, processes, digitizes and encodes large volumes of content. The content services unit also transforms content to Extensible Markup Language (XML), creating large XML-compliant content repositories for single-source publishing and other activities.

Our largest XML production facility, the XML Content Factory in the Philippines, is the largest known purpose-built for the manufacture of XML content.

The professional services unit designs and builds powerful XML-based content management and publishing systems, and provides data modeling, systems integration, custom application development and consulting services.

Professional services also instructs both front-line technologists and their executive managers on structured information standards (such as XML) and their larger implications for business systems.

Content Services

At present, the conversion of hardcopy and paper collections and legacy-formatted electronic data to a variety of output formats – including XML other related markup standards – is an important part of our overall offerings.

For this purpose, we use high-speed scanning; a variety of commercial and proprietary OCR/ICR (optical/intelligent character recognition) applications; structured workflow processes; and proprietary applications and tools (including custom filters and parsers) designed to create accurate, consistent markup and data. We use proprietary technology for data enhancement and validation, and create automated procedures – utilizing industry standards-compliant software tools to ensure validated SGML and XML markup.

Another important offering is knowledge services. We employ hundreds of highly educated subject matter experts in fields such as law, finance, education, science, medicine, and engineering. They provide content development and enhancement, taxonomy and controlled vocabulary development, hyperlinking, tagging, indexing and abstracting and general editorial services. We typically price these services on a resource-utilization basis or quantity-delivered basis.

An increasing number of publishing organizations are migrating to XML-based, single-source publishing systems, creating a single content repository from which to create multiple information products (as opposed to having to build a separate data store for each information product) to save time and money.

What's more, publishers who maintain their content in XML can syndicate content and spontaneously synthesize content for interactive Web services. XML content transformation is the prerequisite for content owners to accomplish these outcomes.

To transform content to XML, tags are inserted within the content to give the content context and meaning that computers can process. Our proprietary technology includes production-grade, auto-tagging applications that utilize pattern recognition algorithms based on comprehensive rule sets and heuristic online databases. This technology enables mass creation or conversion of XML content from complex, unstructured information.

We also translate desktop publishing documents (QuarkXPress, PDF, MS Word, etc.) to XML variants, from which we generate a variety of file formats (HTML, OeB, PDF, proprietary eBook formats, etc.) to support multiple channels of distribution. We typically price these services based on units of data produced or transformed.

Underlying all content services activities is a sophisticated information technology and communications infrastructure, which enables multiple production processes to be performed simultaneously across any number of our production facilities.

We use server-based information technology to operate through a structured workflow using advanced tools. We drive efficiency and quality by using advanced manufacturing and management techniques including total quality management and statistical process control.

Professional Services (formerly Systems and Training Services)

Clients who use our professional services typically require publishing, performance support or process automation systems that enable multiple authors to collaborate on content and enable multiple products to be generated from single-source XML repositories.

We design and build these powerful XML-based systems, and provide full-service consulting and systems integration services to configure, improve, and validate these and other software systems and technologies. Services are provided in accordance with ISO, IEC, ANSI, IETF, and W3C standards.

We deliver sophisticated classification services, using topic maps, taxonomies and ontologies, and provide clients training in the associated tools and methodologies. We also provide clients with professional training, courseware and continuing education in XML and other structured information standards.

In addition, our professional services division fields skilled process analysts, workflow architects and project managers, which enables us to offer our clients the opportunity to not only outsource operations, but also to transform and enhance them. This enables our clients to achieve even greater value from outsourcing, and is often referred to as *business transformation outsourcing.*

We typically price professional services on either an hourly basis for actual time and expense incurred, or on a fixed-fee, turnkey basis. Revenue for services billed under fixed-fee arrangements is recognized using the percentage-of-completion method under contract accounting as services are performed or output milestones are reached. The percentage completed is measured either by the percentage of labor hours incurred to date in relation to estimated total labor hours or in consideration of achievement of certain output milestones, depending on the specific nature of each contract. Revenue for contracts billed on a time and materials basis is recognized as services are performed.

Business Strategy

We aim to be a principal strategic partner to information-intensive organizations worldwide, providing comprehensive content supply chain solutions that enable them to compete more aggressively and better respond to market challenges.

To accomplish this, we intend to capitalize on the increased willingness of organizations in our markets to (a) use business process outsourcing to reduce expenses associated with content creation, management and distribution, (b) leverage the concentrated expertise, talent and capital investment of business process specialists, and (c) focus internal resources on other critical competitive activities, such as business strategy, product definition and development, sales and marketing and customer relationship management to generate more unique value for their customers.

We aim to respond to our clients' increased interest in publishing information more efficiently and economically from a single repository to multiple channels (i.e., Web, print, CD, print-on-demand, PDA, mobile phone and other formats and devices) and to re-use existing content assets to quickly create new products.

We understand that there is a vast quantity of textual, audio, and video content that will be made available via digital processes and technologies. We believe many publishers will choose XML and its related standards to help accomplish this. We intend to be the first choice for organizations requiring large-scale, high fidelity XML transformations, as well as XML systems development and training.

Target Markets

We will target our business development efforts to information-intensive organizations, such as leading commercial publishers, media companies and information services providers, Global 2000 enterprises, major cultural and educational institutions and government agencies.

Specifically, we plan to drive opportunities with these organizations by:

- Expanding existing relationships and developing new, long-term relationships with organizations that have substantial and recurring requirements for content supply chain services; and
- Leveraging our business process and technical expertise, worldwide data manufacturing capabilities, high-value talent pool and information technology infrastructure to achieve substantial cost savings for clients, while enabling them to deliver high-quality information products more rapidly.

Furthermore, we aim to dominate the market for XML transformation, systems, and training by:

- Deploying existing and emerging technologies to develop large-scale XML content repositories more efficiently;
- Maintaining our position as a preferred provider of large-scale XML content services, while extending our leadership in XML systems and consulting;
- Entering into additional engagements with high-profile clients for large-scale XML content services; and
- Continuing to take an active role in developing structured information standards.

In addition, we intend to:

- Extend our offerings consistent with our position as a leading provider of content supply chain solutions;

- Design customized, value-added offerings to meet the unique needs of clients in targeted vertical markets;

- Embrace new technology initiatives that are strategic for our clients; and

- Maintain a significant base of business to continue to generate economies of scale, which enable us to achieve competitive costs.

Close Relationships with Clients

We view our long-term relationship with clients as a critical element in our historical and future success.

To continue to meet the needs of existing and prospective clients in a timely fashion, we work directly with our clients to identify and develop new and improved offerings.

To promote continued close relationships with clients, we provide 24/7 project support through our Asia-based customer service center, and maintain sales, solutions and strategic support in North America and Europe, in proximity to the business operations of most of our current clients.

We generally perform our work for our clients under project-specific contracts, requirements-based agreements, or long-term arrangements. Contracts are typically subject to numerous termination provisions.

One client accounted for 33% and 17% of our revenues for the years ended December 31, 2003 and 2002 respectively, and a second client accounted for 30% of our revenues for the year ended December 31, 2002. One other client, which substantially curtailed operations, accounted for 30% in the year ended December 31, 2001. No other client accounted for 10% or more of revenues during this period. Further, in the years ended December 31, 2003, 2002 and 2001, export revenues, substantially all of which were derived from European clients, accounted for 47%, 23%, and 13%, respectively, of our revenues.

We are from time to time required by clients to enter into non-disclosure agreements pursuant to which we agree not to disclose their identity or the nature of our relationship with them.

Reasons for requiring such arrangements vary, but typically involve a preference on the part of the client not to publicize its outsourcing strategy or to telegraph to competitors a new product development initiative.

Comprehensive Service Offerings

The breadth and depth of our service offering distinguishes us from our competitors. Many competitors offer only a single service, such as data capture, but do not offer the full complement of content supply chain solutions that large, content-rich organizations increasingly require.

We provide a wide range of content-related services to enable its clients to obtain the full benefit from their content assets, while reducing their costs of production, ownership and distribution.

Innovative Technology-Based Solutions

We have invested substantially in our information technology and communications systems to ensure clients a reliable and highly redundant infrastructure, and to enable us to employ the latest tools to drive significant process efficiencies.

Information as to Operating Segments

The applicable information on our operating segments for the three years ended December 31, 2003 and as of December 31, 2003 and 2002, is included in Note 8 to the Company's financial statements.

Sales and Marketing

We primarily market our solutions directly to end-user organizations, with some business development activity channeled through a limited number of highly qualified partner organizations.

Our sales organization is responsible for qualifying and otherwise pursuing prospects, securing direct personal access to decision-makers at existing and prospective clients, and obtaining orders for our services and solutions. Full-time sales professionals work directly with clients to identify and define the solutions that best fit their needs.

Sales activities include the design and generation of presentations and proposals, account and client relationship management and otherwise organizing account activities.

Consulting personnel from our project analysis group and our professional services group closely support the direct sales effort. These individuals assist the sales force in understanding the technical needs of clients and providing responses to these needs, including demonstrations, prototypes, pricing quotations, and time estimates. In addition, account managers from our customer service group support our direct sales effort by providing ongoing project-level post-sale support to customers.

Our marketing organization is responsible for raising visibility and awareness of the company and our offerings, defining and communicating our value proposition, generating leads and furnishing effective sales support tools.

Marketing, in conjunction with sales, is the primary architect of market definition, strategy and messaging and is responsible, when appropriate, for securing market intelligence and research, and providing accompanying analysis, including competitive analysis.

Primary marketing outreach activities include event marketing (including exhibiting at trade shows, conferences and seminars), direct and database marketing, public and media relations (including speaking engagements and active participation in industry and technical standards bodies), and Web marketing (including search engine optimization, search engine marketing and the maintenance and continued development of external Web sites). Marketing also supports our partner activities.

Competition

The markets for our services are highly competitive. The most significant competitive factors are quality and reliability of services, price of services, scope and scale, quality of supporting services, and technical competence.

We are not aware of any single competitor that provides the same comprehensive range of content supply chain solutions that we do, and we believe that we have created significant differentiation relative to our specific business process expertise, the high quality and reliability of our services, as well as our scope of services and scale of services.

However, our industry is highly fragmented and we face significant competition in each of our service areas.

In terms of content services, we believe we compete successfully by offering high quality services and favorable pricing by leveraging our technical skills, process knowledge and economies of scale.

Competition is highly fragmented here. However, we have substantially greater resources than most of our competitors, resulting in greater breadth of services, as well as scope and scale. Thus, we have a greater ability to obtain client contracts where the undertaking required is technically sophisticated, sizable in scope or scale, or requires significant investment.

With respect to XML data transformation, companies compete on the basis of quality, accuracy, price, and consistency, as well as on the ability to deliver large-scale, tag-intensive requirements quickly. Our ability to compete favorably is, therefore, dependent upon its ability to react appropriately to short and long-term trends, harness new technology, and deliver large-scale requirements quickly.

SPI Technologies, Apex CoVantage, Techbooks and Jouve, among others, compete for content services business.

What's more, as a provider of outsourced services, we compete at times with in-house personnel at current or prospective clients, who may attempt to duplicate our services using in-house staffers.

In terms of our professional services, a number of large and mid-sized technology and business consulting practices offer content-related integration and consulting services as part of their broad and generalized offerings.

Major companies such as IBM, EDS, Bearing Point, Accenture, Booz Allen and others compete for content supply chain dollars, though few, if any, focus exclusively on this niche. There are fewer firms, most with lesser capacity, with a narrower strategic focus on the content supply chain – Thomas Technology Solutions and RivCom are among them. In addition, we must frequently compete with our clients' own internal information technologies capability.

Research and Development

We maintain a research and development capability to evaluate, on an ongoing basis, advances in computer software, hardware and peripherals, computer networking, telecommunication systems and Internet-related technologies as they relate to our business and to develop and install enhancements to our proprietary systems.

During the last three fiscal years, we invested in the development and integration of proprietary applications for use in our various facilities. Applications development was predominantly associated with improving accuracy, consistency, and speed of complex XML tagging for large-scale requirements. We intend to make further investments in applications development and integration to respond to market opportunities.

Employees

As of February 29, 2004, we employed an aggregate of approximately 80 persons in the United States and Europe, and approximately 7,500 persons in five production facilities in the Philippines, one production facility in Sri Lanka, one production facility in India, and a software development center in India.

No employees are currently represented by a labor union and we believe that our relations with our employees are satisfactory.

To retain our qualified personnel, we offer highly competitive base salaries that are supplemented by results-based incentives.

Senior managers are eligible for bonuses and stock options. Our compensation structure is coupled with an extensive benefits package, tailored by region, that can include comprehensive health insurance coverage, paid vacation and holiday leaves, rice, clothing and optical allowances, and continuing education programs

Moreover, at many of our overseas locations, we provide overtime premiums, holiday pay, bereavement and birthday leave, as well as maternity and paternity benefits.

At all of our locations, we enforce vigorous policies to protect our employees against sexual harassment and discrimination based on age, race, gender or sexual orientation. The average age of our employees is approximately 25 to 30 years. Most of our employees have graduated from at least a two-year college program. Many of our employees hold advanced degrees in law, business, technology, medicine, and social sciences.

Risk Factors

The nature of our business, as well as our strategy, the size and location of our facilities, and other factors entail a certain amount of risk. These risks may include, but are not limited to, the following:

Risk of Continuation or Worsening of Present Market Conditions

The current economic uncertainty has curtailed business initiatives by our clients and potential clients. To address this sales challenge and to reduce the percentage of total revenue that are often non-recurring, we have begun to refocus our sales force to emphasize our content manufacturing outsourcing services. Nevertheless, a material recovery in revenues and earnings will in substantial part depend on removal of the current uncertainty and a return to more vigorous economic growth.

Risks of Expanded Operations

We have expanded our operations rapidly in recent years. As a result, we have incurred new fixed operating expenses associated with our expansion efforts, including increases in depreciation expense, rental expense, and overall increases in cost of sales. In order to capitalize on this investment, we need to develop new client relationships and expand existing ones. If our revenues do not increase sufficiently to offset these expenses, our operating results may be adversely affected.

Risks of Acquisitions

Acquisitions involve a number of risks and challenges. These include, but are not limited to: diversion of management's attention; the need to integrate acquired operations; potential loss of key employees and clients of the acquired companies; lack of experience operating in the market of the acquired business; and an increase in expenses and working capital requirements.

To integrate acquired operations, we must implement management information systems and operating systems and assimilate and manage the personnel of the acquired operations. Geographic distances may further complicate integration. The integration of acquired businesses may not be successful and could result in disruption to other parts of our business.

Any of these and other factors could adversely affect our ability to achieve anticipated levels of profitability of acquired operations or realize other anticipated benefits of an acquisition. Furthermore, any future acquisitions may require us to incur debt or obtain additional equity financing, which could increase our leverage or be dilutive to our existing shareholders. No assurance can be given that we will consummate any additional acquisitions in the future.

Variability of Client Requirements and Operating Results

A number of our significant client contracts are requirements-based. Clients may cancel their production requirements, change their production requirements, or delay their production requirements for a number of reasons. Cancellations, reductions, or delays by a significant client or by a group of clients would adversely affect our results of operations. In addition, other factors may contribute to fluctuations in our results of operations. These factors include: the timing of client orders; the volume of these orders relative to our capacity; market acceptance of clients' new products; the timing of our expenditures in anticipation of future orders; our effectiveness in managing manufacturing processes; changes in economic conditions; and local factors and events that may affect our production volume (such as local holidays) or unforeseen events (e.g., earthquakes, storms, civil unrest).

We make significant decisions based on our estimates of client requirements, including decisions about the levels of business that we will seek and accept, production schedules, equipment procurement, personnel hiring, and other resource acquisition. The nature of our clients' commitments and the possibility of changes in demand for their products may reduce our ability to estimate accurately future client requirements. On occasion, clients may require rapid increases in production, which can stress our resources. Although we have increased our content conversion capacity and plan further increases, there can be no assurance we will have sufficient capacity at any given time to meet all of our clients' demands. In addition, because many of our costs and operating expenses are relatively fixed, a reduction in client demand can adversely affect our margins.

Variability of Quarterly Operating Results

We expect our revenues and operating results to vary from quarter to quarter. Such variations are likely to be caused by many factors that are, to some extent, outside our control, including: mix and timing of client projects; completing client projects; timing of new contracts; and one-time non-recurring and unusual charges.

Accordingly, we believe that quarter-to-quarter comparisons of operating results for preceding quarters are not necessarily meaningful. You should not rely on the results of one quarter as an indication of our future performance.

Client Concentration; Dependence on the Online Information Industry

One client accounted for 33% and 17% of our revenues for the years ended December 31, 2003 and 2002 respectively, and a second client accounted for 30% of our revenues for the year ended December 31, 2002. One other client, which substantially curtailed operations, accounted for 30% in the year ended December 31, 2001. No other client accounted for 10% or more of revenues during this period. Further, in the years ended December 31, 2003, 2002 and 2001, export revenues, substantially all of which were derived from European clients, accounted for 47%, 23%, and 13%, respectively, of our revenues. A significant amount of our revenues are derived from clients in the online information industry. Accordingly, our accounts receivable generally include significant amounts due from such clients. In addition, as of December 31, 2003, approximately 39% of the Company's accounts receivable was from foreign (principally European) clients. On occasion, we may lose a client as a result of a business failure, contract expiration, or the selection of another service provider. We cannot guarantee that we will be able to retain long-term relationships or secure renewals of short-term relationships with our major clients in the future. Moreover, revenue derived from certain of our relationships depend upon the level of services we perform, which may vary from period to period depending on client requirements.

Factors affecting the online information industry generally could have a material adverse effect on our clients and, as a result, on our performance. Such factors include: the inability of our clients to adapt to rapidly changing technology and evolving industry standards, the inability of our clients to develop and market their products, some of which are new and untested; and, recessionary periods in our clients' markets. If clients' products become obsolete or fail to gain widespread commercial acceptance, our business may be materially and adversely affected.

Risk of Increased Taxes

We have structured our operations in a manner designed to maximize income in countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our taxes could increase if these tax incentives are not renewed upon expiration, or tax rates applicable to us are increased. Substantially all of the services provided by our Asian subsidiaries are performed on behalf of clients based in North America and Europe. We believe that profits from our Asian operations are not sufficiently connected to jurisdictions in North America or Europe to give rise to income taxation there. However, tax authorities in jurisdictions in North America and Europe could challenge the manner in which profits are allocated among our subsidiaries, and we may not prevail in any such challenge. If our Asian profits became subject to income taxes in such other jurisdictions, our worldwide effective tax rate could increase.

Risks of Competition

The markets for our services are extremely competitive and fragmented. As a result of this highly competitive environment, we may lose customers or have difficulty in acquiring new customers and our results of operations may be adversely affected. A significant source of competition for us is the in-house capability of our target client base. There can be no assurance that these clients will outsource more of their needs or that such businesses will not bring in-house services that they currently outsource.

Risks of International Operations

While the major part of our operations are carried on in the Philippines, India, and Sri Lanka, our headquarters are in the United States and our clients are primarily located in North America and Europe. As a result, we are not as affected by economic conditions overseas as we would be if we depended on revenues from sources internal to those countries. However, such adverse economic factors as inflation, external debt, negative balance of trade, and underemployment may significantly impact us.

Certain aspects of overseas economies directly affect us. Overseas operations remain vulnerable to political unrest, which could interfere with our operations. Political instability could also change the present satisfactory legal environment for us through the imposition of restrictions on foreign ownership, repatriation of funds, adverse labor laws, and the like.

Our Indian operations are conducted through wholly-owned subsidiaries that have been granted an income tax holiday through March 31, 2006. Accordingly, minimal income taxes will be payable on earnings from operations of the subsidiaries during such period, unless repatriated to the U.S.

We fund our overseas operations through transfers of U.S. dollars only as needed and generally do not maintain any significant amount of funds or monetary assets overseas. To the extent that we need to bring currency to the United States from our overseas operations, we may be affected by currency control regulations.

The Philippines is subject to relatively frequent earthquakes, volcanic eruptions, floods, and other natural disasters, which may disrupt our operations. Further, power outages lasting for periods of as long as eight hours per day have occurred. Our facilities are equipped with standby generators that

have produced electric power during these outages; however, there can be no assurance that our operations will not be adversely affected should municipal power production capacity deteriorate.

The geographical distances between Asia, the Americas, and Europe create logistical and communications challenges which we must overcome.

The Philippines has ongoing problems with Muslim insurgents. The Abu Sayyaf group of kidnappers, which is purported to have ties to the Al Qaeda terrorist organization, is concentrated on Basilan Island, an island far away from our facilities, and the government has stepped up activities to eradicate the group. There can be no assurances that these efforts will be successful or that the group will not attempt to disrupt activities or commit terrorist acts in other areas.

Risks of Currency Fluctuations and Hedging Operations

The Philippines has historically experienced high rates of inflation and major fluctuations in exchange rate between the Philippine peso and the U.S. dollar. Continuing inflation without corresponding devaluation of the peso against the dollar, or any other increase in value of the peso relative to the dollar, may have a material adverse effect on our operations and financial condition. Since 1997, we have not purchased foreign currency futures contracts for pesos. However, we may choose to do so in the future.

Dependence on Key Personnel

Our success depends to a large extent upon the continued services of our key executives and skilled personnel. Several of our officers and key employees are bound by employment or non-competition agreements. However, there can be no assurance that we will retain our officers and key employees. We could be materially and adversely affected by the loss of such personnel.

Volatility of Market Price of Common Stock

The stock market in recent years has experienced significant price and volume fluctuations that have affected the market prices for the common stock of technology and Internet-related companies. Such fluctuations have often been unrelated to or disproportionately impacted by the operating performance of such companies. The market for our common stock may be subject to similar fluctuations. Factors such as fluctuations in our operating results, announcements of new contracts, partnerships, acquisitions and alliances, technological innovations or events affecting other companies in the Internet or technology industry generally, as well as currency fluctuations and general market conditions, may have a significant effect on the market price of our common stock.

Item 2. Description of Property.

Our services are primarily performed from our Hackensack, New Jersey corporate headquarters, two other North American offices, and seven overseas production facilities, including our 100,000 square foot XML Content Factory complex located in Mandaue, the Philippines. In addition, we have a software development facility in Gurgaon, India. All facilities are leased for terms expiring on various dates through 2010, and many are cancelable at our option. Annual rental payments on property leases are expected to approximate $1,600,000.

We believe that we maintain adequate fire, theft and liability insurance for our facilities and that our facilities are adequate for our present needs.

Item 3. Legal Proceedings.

In connection with the cessation of all operations at certain foreign subsidiaries, certain former employees have filed various illegal dismissal actions in the Philippines seeking, among other remedies, reinstatement of employment, payment of back wages and damages approximating one million dollars. Outside counsel has advised management that under the circumstances, the Company is not legally obligated to pay severance to such terminated employees. Based upon the advice of counsel, management believes the actions are substantially without merit and intends to defend the actions vigorously.

In addition, one of the foreign subsidiaries which ceased operations has been presented with a tentative tax assessment by the Philippine Bureau of Internal Revenue for an amount approximating $400,000, plus applicable interest and penalties. Management believes the tentative assessment is principally without substance and any amounts that the Company estimates might ultimately be paid in settlement (which are not expected to be material) have been accrued.

In addition, the Company is subject to various legal proceedings and claims which arise in the ordinary course of business.

While management currently believes that that ultimate outcome of all these proceedings will not have a material adverse effect on the Company's financial position or overall trends in results of operations, litigation is subject to inherent uncertainties. Were an unfavorable ruling to occur, there exists the possibility of a material adverse impact on the operating results of the period in which the ruling occurs. In addition, the estimate of potential impact on the Company's financial position or overall results of operations for the above legal proceedings could change in the future.

Item 4. Submission of Matters to a Vote of Security Holders.

The following matters were voted on at the November 14, 2003 Annual Meeting of Stockholders. The total shares voted were 20,658,017.

Election of Directors:

Nominee	*For*	*Withheld*	Against	*Abstain*
Jack Abuhoff	20,402,506	255,511	-	-
Charles Goldfarb	20,531,888	126,129	-	-
John Marozsan	20,517,896	140,121	-	-
Todd Solomon	20,402,806	255,211	-	-
Louise Forlenza	20,517,896	140,121	-	-
Haig Bagerdjian	20,517,896	140,121	-	-
Appointment of Auditors	20,600,091	-	18,101	39,825
Amendment to Company's Certificate of Incorporation to Change the Company's Name to Innodata Isogen, Inc.	20,633,034	1	14,482	10,500

PART II

Item 5. Market for Common Equity and Related Stockholder Matters.

Innodata Isogen, Inc. (the "Company") Common Stock is quoted on the Nasdaq National Market System under the symbol "INOD." On February 29, 2004, there were 133 stockholders of record of the Company's Common Stock based on information provided by the Company's transfer agent. Virtually all of the Company's publicly held shares are held in "street name" and the Company believes the actual number of beneficial holders of its Common Stock to be approximately 3,500.

The following table sets forth the high and low sales prices on a quarterly basis for the Company's Common Stock, as reported on Nasdaq, for the two years ended December 31, 2003.

	Common Stock Sale Prices	
2002	**High**	**Low**
First Quarter	$3.30	$1.81
Second Quarter	2.60	1.05
Third Quarter	1.50	0.75
Fourth Quarter	1.07	0.60
2003	**High**	**Low**
First Quarter	$1.09	$0.73
Second Quarter	1.47	0.84
Third Quarter	2.60	1.11
Fourth Quarter	4.96	2.42

Dividends

The Company has never paid cash dividends on its Common Stock and does not anticipate that it will do so in the foreseeable future. The future payment of dividends, if any, on the Common Stock is within the discretion of the Board of Directors and will depend on the Company's earnings, its capital requirements and financial condition and other relevant factors.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the aggregate information for the Company's equity compensation plans in effect as of December 31, 2003:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (c)
Equity compensation plans approved by security holders	6,575,000	$2.24	1,696,000
Equity compensation plans not approved by security holders	1,015,000 (1)	$0.84	500,000 (2)
Total	7,590,000	$2.45	2,196,000

(1) Consists of stock options to purchase 1,015,164 shares of common stock granted to the Company's current Chairman pursuant to an agreement entered into at time of hire.

(2) Consists of 500,000 shares of common stock which were reserved to use for future equity grants by the Company's Board of Directors as it deems appropriate.

Item 6. Selected Financial Data (In thousands, except per share amounts)

Year ended December 31,	2003	2002	2001	2000	1999
REVENUES	$36,714	$36,385	$58,278	$50,731	$27,490
OPERATING COSTS AND EXPENSES					
Direct operating costs	27,029	32,005	44,354	34,458	17,854
Selling and administrative	8,898	10,038	8,337	7,248	6,783
Provision for doubtful accounts	-	-	2,942	-	-
Restructuring costs and asset impairment	-	244	865	-	-
Interest expense	9	29	9	43	10
Interest income	(30)	(89)	(216)	(155)	(111)
Total	35,906	42,227	56,291	41,594	24,536
INCOME (LOSS) BEFORE PROVISION FOR (BENEFIT FROM) INCOME TAXES	808	(5,842)	1,987	9,137	2,954
PROVISION FOR (BENEFIT FROM) INCOME TAXES	333	(677)	639	2,969	841
NET INCOME (LOSS)	$475	$ (5,165)	$ 1,348	$ 6,168	$ 2,113
BASIC INCOME (LOSS) PER SHARE	$.02	$(.24)	$.06	$.30	$.11
DILUTED INCOME (LOSS) PER SHARE	$.02	$(.24)	$.05	$.26	$.10
CASH DIVIDENDS PER SHARE	-	-	-	-	-

December 31,	2003	2002	2001	2000	1999
WORKING CAPITAL	$11,983	$ 8,570	$ 8,854	$ 9,505	$ 5,966
TOTAL ASSETS	$25,146	$22,697	$30,094	$27,946	$15,646
LONG-TERM DEBT	272	-	-	-	$ 5
STOCKHOLDERS' EQUITY	$17,404	$15,569	$20,362	$19,316	$11,652

Item 7. Management's Discussion And Analysis of Financial Condition and Results of Operations

Results of Operations

Years Ended December 31, 2003 and 2002

Revenues were $36,714,000 for the year ended December 31, 2003 compared to $36,385,000 for the similar period in 2002. Revenues from the content services segment decreased 9% to $29,997,000 for the year ended December 31, 2003 compared to $33,089,000 for the similar period in 2002. The decrease principally reflects the decline in revenues of approximately $11 million from two clients whose largest projects were substantially completed in 2002. The shortfall was replaced in part by a $9 million increase in revenues from three other clients.

Revenues from the Company's professional services (formerly referred to as systems integration and training) segment were $6,737,000 for the year ended December 31, 2003 and $3,296,000 for the similar period in 2002, an increase of 104%. The increase was principally attributable to an increase in the quantity and size of the system integration projects booked in 2003.

One client accounted for 33% and 17% of the Company's revenues for the years ended December 31, 2003 and 2002, respectively, and a second client accounted for 30% of the Company's revenues for the year ended December 31, 2002. No other client accounted for 10% or more of revenues during this period. Further, in the years ended December 31, 2003 and 2002, export revenues, most of which were derived from European clients, accounted for 47% and 23%, respectively, of the Company's revenues.

A significant portion of the Company's services are provided on a requirements basis, and more than half of its revenues are project-based. This work tends to vary from period to period. Often times, when a particular project for a large client is completed, the large client contracts with us for a new project. Additionally, the Company seeks wherever possible to counter-balance periodic declines in work for some clients with increased work for others. To reduce the percentage of total revenue that is non-recurring, the Company has begun to refocus its sales force to sources of recurring revenue.

Direct operating expenses were $27,029,000 for the year ended December 31, 2003 and $32,005,000 for the year ended December 31, 2002, a decrease of 16%. Direct operating expenses as a percentage of revenues were 74% in 2003 and 88% in 2002. Direct operating expenses for the content services segment were $23,070,000 and $28,053,000 in the years ended December 31, 2003 and 2002, respectively, a decrease of 18%. Direct operating expenses as a percentage of revenues for the content services segment were 77% and 85% in the years ended December 31, 2003 and 2002, respectively. The dollar decline, as well as the decline in such costs as a percent of sales for the content services segment in the 2003 period, was principally due to a reduction in labor and in fixed costs associated with the Company's cost reduction initiatives. Direct operating expenses primarily include direct payroll, telecommunications, depreciation, computer services, supplies and occupancy. Direct operating expenses for the Company's professional services segment were $3,959,000, or 59% of professional services segment revenues, for the year ended December 31, 2003 and $3,952,000 or 120% of such revenues, for the year ended December 2002. The decrease in direct operating costs as a percent of professional services segment revenue was primarily attributable to an increase in revenue without a corresponding increase in direct operating costs.

Selling and administrative expenses were $8,898,000 and $10,038,000 in the years ended December 31, 2003 and 2002, respectively, a decrease of 11%. Selling and administrative expenses for the content services segment were $7,348,000 and $8,525,000 for the years ended December 31, 2003 and 2002, respectively, a decrease of 14%. The decrease is primarily attributable to the cost reduction initiatives that were implemented during the second half of 2002. Selling and administrative expenses as a percentage of revenues for the content services segment were 25% and 26% for years ended December 31, 2003 and 2002, respectively. Selling and administrative expenses for the professional services segment were $1,550,000 or 23% of sales, in the year ended December 31, 2003 compared to $1,513,000, or 46% of sales, for the year ended December 2002. This decrease in professional services segment selling and administrative expenses as a percent of sales is primarily due to an increase in revenue without a corresponding increase in selling and administrative costs. Selling and administrative expenses primarily include management and administrative salaries, sales and marketing costs, and administrative overhead.

In early 2002, the Company closed a facility in Asia, resulting in the write-off of property and equipment associated with the closed facility totaling approximately $244,000. Such write-off of equipment was classified as Restructuring Costs and Asset Impairment for the year ended December 31, 2002.

For the year ended December 31, 2003, the provision for income taxes was 41% of pre-tax income, compared to a 12% benefit from income taxes as a percent of pre-tax loss in the year ended December 31, 2002. For the year ended December 31, 2002, the income tax benefit was lower as a percentage of pre-tax loss than the federal statutory rate primarily as a result of certain overseas foreign source losses for which no tax benefit is available. The provision for income taxes for the year ended December 30, 2003 is higher as a percentage of pre-tax loss than the federal statutory rate due primarily to foreign and state income taxes, and to certain foreign source losses for which no tax benefit is available, partially offset by the effect of income in tax jurisdictions currently under tax holiday.

Years Ended December 31, 2002 and 2001

Revenues decreased 38% to $36,385,000 for the year ended December 31, 2002 compared to $58,278,000 for the similar period in 2001. Revenues from the content services segment decreased 43% to $33,089,000 for the year ended December 31, 2002 compared to $57,825,000 for the similar period in 2001. The decrease principally resulted from the loss in revenues from one client which substantially curtailed operations, which accounted for approximately $17 million of the Company's content services segment revenues in 2001, and from the decline in revenues from a second client, whose projects were substantially completed in 2002. Revenues from the Company's professional services segment were $3,296,000 for the year ended December 31, 2002 and $453,000 for the one month period from December 1, 2001 (date of acquisition) to December 31, 2001.

One client accounted for 30% and 27% of the Company's revenues for the year ended December 31, 2002 and 2001 respectively and a second client accounted for 16% of the Company's revenues for the year ended December 31, 2002. One other client, which substantially curtailed operations, accounted for 30% of the Company's revenues in the year ended December 31, 2001. No other client accounted for 10% or more of revenues during this period. Further, in the year ended

December 31, 2002 and 2001, export revenues, substantially all of which were derived from European clients, accounted for 23% and 13%, respectively, of the Company's revenues.

In early 2001, a significant portion of the Company's revenue increase came from XML transformation projects by early-stage companies that had raised significant venture capital to pursue digital library and e-business initiatives. The downturn in the technology industry in 2001 resulted in a falloff of revenues from companies in this industry sector. The economic downturn also caused many blue-chip publishers to curtail discretionary spending and new initiatives on XML transformation projects. To address this sales challenge and to reduce the percentage of total revenue that are often non-recurring, the Company has begun to refocus its sales force to emphasize its content outsourcing services.

Direct operating expenses were $32,005,000 for the year ended December 31, 2002 and $44,354,000 for the year ended December 31, 2001, a decrease of 28%. Direct operating expenses as a percentage of revenues were 88% in 2002 and 76% in 2001. Direct operating expenses for the content services segment were $28,053,000 and $44,039,000 in the year ended December 31, 2002 and 2001, respectively, a decrease of 36%. Direct operating expenses as a percentage of revenues for the content services segment were 85% and 76% in the year ended December 31, 2002 and 2001, respectively. The dollar decrease for the content services segment in the 2002 period is principally due to a reduction in labor costs associated with lower revenues, and to reductions in fixed costs associated with the Company's cost reduction initiatives. The percentage increase for the content services segment in the 2002 period is primarily attributable to the decrease in revenues without a corresponding decrease in non-labor costs. Labor costs as a percentage of revenue remained consistent. Direct operating expenses for the Company's professional services segment were $3,952,000, or 120% of professional services segment revenues, for the year ended December 31, 2002 and $315,000, or 70% of revenues, for the month of December 2001. Direct operating expenses primarily include direct payroll, telecommunications, depreciation, equipment maintenance and upgrade costs, computer services, supplies and occupancy.

Selling and administrative expenses were $10,038,000 and $8,337,000 in the year ended December 31, 2002 and 2001, respectively, an increase of 20%. Selling and administrative expenses for the content services segment were $8,525,000 and $8,227,000 for the year ended December 31, 2002 and 2001, respectively, an increase of 4%. The increase for the content services segment is primarily due to a non-cash compensation charge of approximately $500,000, and an increase in selling and marketing costs of approximately $684,000, offset by a 14% reduction in general and administrative expenses. Selling and administrative expenses as a percentage of revenues for the content services segment increased to 26% in the 2002 period from 19% in the 2001 period due primarily to the decrease in revenues without a corresponding decrease in such expenses. Selling and administrative expenses for the professional services segment were $1,513,000, or 46% of sales, in the year ended December 31, 2002 compared to $110,000, or 24% of sales, for the one month period December 2001. Selling and administrative expenses primarily include management and administrative salaries, sales and marketing costs, and administrative overhead.

For the year ended December 31, 2001, the Company provided an allowance for doubtful accounts of approximately $2.6 million representing the remaining balance due at December 31, 2001 from a client that accounted for 30% of its 2001 revenues because the client has reported an inability to raise further operating funds required to make payment. In January 2004, the Company reached a settlement with this client to pay $1,000,000 cash as full satisfaction of the outstanding balance due to

the Company. The $1,000,000 will be reflected as a bad debt recovery income in the Company's first quarter 2004 financial statements. In addition, in 2001 the Company provided approximately $350,000 for other client bad debts incurred in the ordinary course of business.

During the fourth quarter 2001, the Company commenced certain actions to reduce production operations at a wholly owned Asian subsidiary that was operating at a loss and to reduce overall excess capacity in Asia. Such activities, which culminated in the cessation and closure of all operations at the subsidiary and included employee layoffs, were completed in 2002. In addition, during 2002, the Company closed a second facility, resulting in the write-off of property and equipment associated with the closed facility totaling approximately $244,000. Such write-off of equipment has been classified as Restructuring Costs and Asset Impairment for the year ended December 31, 2002. Included in Restructuring Costs and Asset Impairment for the year ended December 31, 2001 are estimated facility closure costs, including employee related costs, approximating $600,000, and the write-off of leasehold improvement costs totaling approximately $265,000. In 2002, the Company paid approximately $350,000 in closing costs.

For the year ended December 31, 2002, the income tax benefit was lower as a percentage of pre-tax loss than the federal statutory rate due primarily to certain overseas foreign source losses for which no tax benefit is available.

Liquidity and Capital Resources

Selected measures of liquidity and capital resources are as follows:

	December 31, 2003	December 31, 2002
Cash and Cash Equivalents - unrestricted	$5,051,000	$7,255,000
Working Capital	11,983,000	8,570,000
Stockholders' Equity Per Common Share*	$.79	$.73

*Represents total stockholders' equity divided by the actual number of common shares outstanding (which excludes treasury stock).

Net Cash Provided By Operating Activities

Net cash provided by operating activities was $682,000 in the year ended December 31, 2003 compared to $3,050,000 provided by operating activities for the year ended December 31, 2002, a decrease of approximately $2.4 million. The decrease was primarily due to a $7.3 million net increase in operating assets and liabilities and a decrease in non-cash charges of approximately $600,000, partially offset by an increase of $5.6 million in net income. The $7.3 million net increase in operating assets and liabilities was principally comprised of a $9.8 million increase in accounts receivable net of a $1.6 million increase in accrued salaries and a $1.4 million decrease in refundable income taxes.

Accounts receivable totaled $8,497,000 at December 31, 2003, representing approximately 71 days of sales outstanding, compared to $3,253,000, or 52 days, at December 31, 2002. The increase in accounts receivable resulted principally from a 76% increase in revenues in the three months ended December 31, 2003, as compared to the three months ended December 31, 2002. The increase in amount and in days sales outstanding is also attributable to significant accounts receivable balances from two clients, most of which was subsequently collected.

A significant amount of the Company's revenues are derived from clients in the publishing industry. Accordingly, the Company's accounts receivable generally include significant amount due from such clients. In addition, as of December 31, 2003, approximately 39% of the Company's accounts receivable was from foreign (principally European) clients, and approximately 27% of accounts receivable was due from one client.

Net Cash Used in Investing Activities

During the year ended December 31, 2003, the Company spent approximately $2,408,000 for capital expenditures, compared to approximately $1,162,000 in the year ended December 31, 2002. In addition, the Company acquired equipment totaling approximately $467,000 in 2003 utilizing capital leases. During the next 12 months, the Company anticipates similar to modest increases in capital spending levels. Such past and anticipated capital spending relates to project requirement specific equipment for certain new projects, normal ongoing equipment upgrades and replacement, and costs related to the purchase and implementation of new management information systems.

Availability of Funds

The Company has a $1 million bank line of credit which is secured by a $1 million certificate of deposit. Interest is charged at the bank's alternate base rate (4% at December 31, 2003). The line expires on May 31, 2004. No loans were outstanding at December 31, 2003.

Management believes that existing cash, internally generated funds and short term bank borrowings will be sufficient for reasonably anticipated working capital and capital expenditure requirements during the next 12 months. The Company funds its foreign expenditures from its U.S. corporate headquarters on an as-needed basis.

Contractual Obligations

The table below reflects the Company's contractual cash obligations, expressed in thousands, at December 31, 2003.

		Payments Due by Period			
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**4-5 years**	**After 5 5 years**
Capital lease obligations	$ 457	$171	$ 286	$ -	$ -
Non-cancelable Operating leases	3,817	600	1,751	1,222	244
Total contractual cash obligations	$4,274	$771	$2,037	$1,222	$244

Inflation, Seasonality and Prevailing Economic Conditions

To date, inflation has not had a significant impact on the Company's operations. The Company generally performs its work for its clients under project-specific contracts, requirements-based contracts or long-term arrangements. Contracts are typically subject to numerous termination provisions. The Company's revenues are not significantly affected by seasonality.

Critical Accounting Policies

Basis of Presentation and Use of Estimates

Management's discussion and analysis of its results of operations and financial condition is based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to accounts receivable. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Allowance for Doubtful Accounts

The Company establishes credit terms for new clients based upon management's review of their credit information and project terms, and performs ongoing credit evaluations of its customers, adjusting credit terms when management believes appropriate based upon payment history and an assessment of their current credit worthiness. The Company records an allowance for doubtful accounts for estimated losses resulting from the inability of its clients to make required payments. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the client's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. While credit losses have generally been within expectations and the provisions established, the Company cannot guarantee that credit loss rates in the future will be consistent with those experienced in the past. In addition, there is credit exposure if the financial condition of one of the Company's major clients were to deteriorate. In the event that the financial condition of the Company's clients were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be necessary.

Revenue Recognition

Revenue for content manufacturing and outsourcing services is recognized in the period in which services are performed and delivered.

The Company recognizes revenues from custom application and systems integration development which requires significant production, modification or customization of software in accordance with Statement of Position ("SOP") No. 97-2 *"Software Revenue Recognition"* and SOP No. 81-1 *"Accounting for Performance of Construction–Type and Certain Production–Type Contracts"*. Revenue for such contracts billed under fixed fee arrangements is recognized using the percentage-of-completion method under contract accounting as services are performed or output milestones are reached. The percentage completed is measured either by the percentage of labor hours incurred to date in relation to estimated total labor hours or in consideration of achievement of certain output milestones, depending on the specific nature of each contract. For arrangements in which percentage-of completion accounting is used, the Company records cash receipts from customers and

billed amounts due from customers in excess of recognized revenue as billings in excess of revenues earned on contracts in progress (which is included in accounts receivable). Revenue for contracts billed on a time and materials basis is recognized as services are performed.

Property and Equipment

Property and equipment is depreciated on the straight-line method over the estimated useful lives of the related assets, which is generally two to five years. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the lives of the leases. The Company makes estimates regarding the useful lives of these assets and any changes in actual lives could result in material changes in the net book value of these assets. The Company evaluates the recoverability of long-lived assets whenever adverse events or changes in business climate indicate that the expected undiscounted future cash flows from the related asset may be less than previously anticipated. If the net book value of the related asset exceeds the undiscounted future cash flows of the asset, the carrying amount would be reduced to the present value of its expected future cash flows and an impairment loss would be recognized. This analysis requires the Company to make significant estimates and assumptions, and changes in facts and circumstances could result in material changes in the carrying value of the assets and the related depreciation expense.

Income Taxes

Deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates, as well as any net operating loss or tax credit carryforwards expected to reduce taxes payable in future years. A valuation allowance is provided when it is more likely than not that some or all of a deferred tax asset will not be realized. Unremitted earnings of foreign subsidiaries have been included in the consolidated financial statements without giving effect to the United States taxes that may be payable on distribution to the United States to the extent such earnings are not anticipated to be remitted to the United States.

Goodwill and Other Intangible Assets

Statement of Financial Accounting Standard ("SFAS") 142 requires that goodwill be tested for impairment at the reporting unit level (segment or one level below a segment) on an annual basis and between annual tests in certain circumstances. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

Accounting for Stock-Based Compensation

The Company accounts for stock-based compensation plans under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. In general, no stock-based employee compensation cost is reflected in the results of operations, unless options granted under those plans have an exercise price that is less than the market value of the underlying common stock on the date of grant.

Recent Accounting Pronouncements

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"). SFAS No. 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not impact the Company's Consolidated Financial Statements.

Consolidation of Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN No. 46"). FIN No.46 explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. In December, 2003, the FASB issued FIN 46R which clarifies and modifies certain provisions of FIN 46. The Company has evaluated FIN No. 46 and determined that this interpretation did not have any impact on the Company's Consolidated Financial Statements as the Company has no variable interest entities.

Forward-Looking Statements

Disclosures in this Form 10-K contain certain forward-looking statements, including without limitation, statements concerning the Company's operations, economic performance and financial condition. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "intend","may", "plan", "believe," "expect," "anticipate" and other similar expressions generally identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

These forward-looking statements are based largely on the Company's current expectations, and are subject to a number of risks and uncertainties, including without limitation, continuation or worsening of present depressed market conditions, changes in external market factors, the ability and willingness of the Company's clients and prospective clients to execute business plans which give rise to requirements for digital content and professional services in knowledge processing, difficulty in integrating and deriving synergies from acquisitions, potential undiscovered liabilities of companies that Innodata acquires, changes in the Company's business or growth strategy, the emergence of new or growing competitors, various other competitive and technological factors, risks and uncertainties described under "Risk Factors", and other risks and uncertainties indicated from time to time in the Company's filings with the Securities and Exchange Commission.

Actual results could differ materially from the results referred to in the forward-looking statements. In light of these risks and uncertainties, there can be no assurance that the results referred to in the forward-looking statements contained in this Form 10-K will in fact occur. We make no

commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to interest rate change market risk with respect to its credit facility with a financial institution, which is priced based on the bank's alternate base rate (4% at December 31, 2003. At December 31, 2003, there were no borrowings under the credit facility. Changes in the prime interest rate during 2004 will have a positive or negative effect on the Company's interest expense. Such exposure will increase accordingly should the Company utilize its line of credit during 2004.

The Company has operations in foreign countries. While it is exposed to foreign currency fluctuations, the Company presently has no financial instruments in foreign currency and does not maintain funds in foreign currency beyond those necessary for operations.

Item 8. Financial Statements.

INNODATA ISOGEN, INC. AND SUBSIDIARIES
INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
Innodata Isogen, Inc.

We have audited the accompanying consolidated balance sheets of Innodata Isogen, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Innodata Isogen, Inc. and subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

We have also audited Schedule II for each of the three years in the period ended December 31, 2003. In our opinion, this schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information therein.

/s/
Grant Thornton LLP
New York, New York
March 11, 2004

INNODATA ISOGEN, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2003 AND 2002
(Dollars in Thousands)

	2003	2002
ASSETS		
CURRENT ASSETS:		
Cash and equivalents	$5,051	$ 7,255
Cash and equivalents - restricted	1,000	-
Accounts receivable-net of allowance for doubtful accounts of $1,219 in 2003 and $1,254 in 2002	8,497	3,253
Prepaid expenses and other current assets	999	706
Refundable income taxes	1,075	1,491
Deferred income taxes	1,421	1,501
Total current assets	18,043	14,206
PROPERTY AND EQUIPMENT – NET	5,628	6,707
OTHER ASSETS	800	1,109
GOODWILL	675	675
TOTAL	$25,146	$22,697
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$1,299	$647
Accrued expenses	1,152	2,008
Accrued salaries and wages	2,865	2,526
Income and other taxes	598	455
Current portion of capital lease obligations	146	-
Total current liabilities	6,060	5,636
DEFERRED INCOME TAXES	1,410	1,492
OBLIGATIONS UNDER CAPITAL LEASE	272	-
COMMITMENTS AND CONTINGENT LIABILITIES		
STOCKHOLDERS' EQUITY:		
Common stock, $.01 par value-authorized 75,000,000 shares; issued - 22,535,000 shares in 2003 and 22,046,000 shares in 2002	226	220
Additional paid-in capital	15,413	14,084
Retained earnings	3,739	3,264
	19,378	17,568
Less: treasury stock – at cost; 584,000 and 610,000 shares in 2003 and 2002,	(1,974)	(1,999)
Total stockholders' equity	17,404	15,569
TOTAL	$25,146	$22,697

INNODATA ISOGEN, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2003, 2002 and 2001
(In thousands, except per share amounts)

	2003	2002	2001
REVENUES	$36,714	$ 36,385	$58,278
OPERATING COSTS AND EXPENSES			
Direct operating costs	27,029	32,005	44,354
Selling and administrative expenses	8,898	10,038	8,337
Provision for doubtful accounts	-	-	2,942
Restructuring costs and asset impairment	-	244	865
Interest expense	9	29	9
Interest income	(30)	(89)	(216)
Total	35,906	42,227	56,291
INCOME (LOSS) BEFORE PROVISION FOR (BENEFIT FROM) INCOME TAXES	808	(5,842)	1,987
PROVISION FOR (BENEFIT FROM) INCOME TAXES	333	(677)	639
NET INCOME (LOSS)	$ 475	$ (5,165)	$ 1,348
BASIC INCOME (LOSS) PER SHARE	$.02	$(.24)	$.06
DILUTED INCOME (LOSS) PER SHARE	$.02	$(.24)	$.05

INNODATA ISOGEN, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2003, 2002 and 2001
(In thousands)

	Common Stock		Additional Paid-in	Retained	Treasury	
	Shares	Amount	Capital	Earnings	Stock	Total
January 1, 2001	21,688	$217	$12,239	$ 7,081	$(221)	$19,316
Net income	-	-	-	1,348	-	1,348
Issuance of common stock upon exercise of stock options	605	6	384	-	-	390
Purchase of treasury stock	-	-	-	-	(1,639)	(1,639)
Retirement of treasury stock	(577)	(6)	(215)	-	221	-
Income tax benefit from exercise of stock options	-	-	947	-	-	947
December 31, 2001	21,716	217	13,355	8,429	(1,639)	20,362
Net loss	-	-	-	(5,165)	-	(5,165)
Issuance of common stock upon exercise of stock options	318	3	107	-	-	110
Purchase of treasury stock	-	-	-	-	(360)	(360)
Non-cash compensation	12	-	523	-	-	523
Income tax benefit from exercise of stock options	-	-	99	-	-	99
December 31, 2002	22,046	220	14,084	3,264	(1,999)	15,569
Net income	-	-	-	475	-	475
Issuance of common stock upon exercise of stock options	515	6	565	-	-	571
Retirement of treasury stock	(26)	-	(25)	-	25	-
Income tax benefit from exercise of stock options	-	-	132	-	-	132
Non-cash compensation	-	-	657	-	-	657
December 31, 2003	22,535	$226	$15,413	$3,739	$(1,974)	$17,404

INNODATA ISOGEN INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003, 2002 and 2001
(In thousands)

	2003	2002	2001
OPERATING ACTIVITIES:			
Net income (loss)	$475	$(5,165)	$1,348
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	4,528	5,228	4,790
Non-cash compensation	657	523	-
Provision for doubtful accounts	-	-	2,942
Loss on disposal of fixed assets	147	-	-
Tax benefit from exercise of stock options	132	99	947
Restructuring costs and asset impairment	-	244	865
Deferred income taxes	(2)	30	(463)
Changes in operating assets and liabilities, net of acquisition:			
Accounts receivable	(5,244)	4,593	(3,913)
Prepaid expenses and other current assets	(947)	(680)	545
Refundable income taxes	416	(982)	(509)
Other assets	242	894	(723)
Accounts payable	652	(811)	(907)
Accrued expenses	(856)	601	365
Accrued salaries and wages	339	(1,244)	(71)
Income and other taxes	143	(280)	(376)
Net cash provided by operating activities	682	3,050	4,840
INVESTING ACTIVITIES:			
Increase in restricted cash	(1,000)	-	-
Capital expenditures	(2,408)	(1,162)	(5,568)
Payments in connection with acquisition	-	-	(796)
Net cash used in investing activities	(3,408)	(1,162)	(6,364)
FINANCING ACTIVITIES:			
Payments of obligations under capital lease	(49)	-	-
Payment of acquisition notes	-	(650)	-
Proceeds from exercise of stock options	571	110	390
Purchase of treasury stock	-	(360)	(1,639)
Net cash provided by (used in) financing activities	522	(900)	(1,249)
(DECREASE) INCREASE IN CASH AND EQUIVALENTS	(2,204)	988	(2,773)
CASH AND EQUIVALENTS, BEGINNING OF YEAR	7,255	6,267	9,040
CASH AND EQUIVALENTS, END OF YEAR	$5,051	$7,255	$6,267
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash paid during the year for:			
Income taxes	$417	$ 261	$1,513
Interest expense	$ 23	$ 29	$ -
NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Acquisition of equipment utilizing capital leases	$ 467	$ -	$ -

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business and Basis of Presentation - Innodata Isogen, Inc. and subsidiaries (the "Company"), which on November 14, 2003 changed its name from Innodata Corporation to Innodata Isogen, Inc., is a leading provider of digital asset services and solutions. The Company's solutions encompass both the manufacture of content (for which the Company provides services such as digitization, imaging, data conversion, XML and markup services, metadata creation, advanced classification services, editorial and knowledge services) as well as the design, implementation, integration and deployment of the systems used to manage content (for which the Company provides custom application development, consulting and training.) through offices located both in the U.S. and Asia. The consolidated financial statements include the accounts of Innodata Isogen, Inc. and its subsidiaries, all of which are wholly owned. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates - In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Revenue for content manufacturing and outsourcing services is recognized in the period in which services are performed and delivered.

The company recognizes revenues from custom application and systems integration development which requires significant production, modification or customization of software in accordance with Statement of Position ("SOP") No. 97-2 *"Software Revenue Recognition"* and SOP No. 81-1 *"Accounting for Performance of Construction–Type and Certain Production–Type Contracts"*. Revenue for such services billed under fixed fee arrangements is recognized using the percentage-of-completion method under contract accounting as services are performed or output milestones are reached. The percentage completed is measured either by the percentage of labor hours incurred to date in relation to estimated total labor hours or in consideration of achievement of certain output milestones, depending on the specific nature of each contract. For arrangements in which percentage-of completion accounting is used, the Company records cash receipts from customers and billed amounts due from customers in excess of recognized revenue as billings in excess of revenues earned on contracts in progress (which is included in accounts receivable). Revenue for contracts billed on a time and materials basis is recognized as services are performed.

Foreign Currency - The functional currency for the Company's production operations located in the Philippines, India and Sri Lanka is U.S. dollars. As such, transactions denominated in Philippine pesos, Indian and Sri Lanka rupees were translated to U.S. dollars at rates which approximate those in effect on transaction dates. Monetary assets and liabilities denominated in foreign currencies at December 31, 2003 and 2002 were translated at the exchange rate in effect as of those dates. Exchange losses resulting from such transactions totaled approximately $9,000 and $59,000 in 2003 and 2002, respectively. Exchange gains in 2001 resulting from such transactions totaled $75,000.

Statement of Cash Flows - For financial statement purposes (including cash flows), the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Supplemental disclosure of non-cash investing activities in 2001 (in thousands) is as follows:

Acquisition costs	$1,514
Acquisition notes issued	(650)
Other amounts payable	(68)
Payments in connection with acquisition	$ 796

Depreciation - Property and equipment is depreciated on the straight-line method over the estimated useful lives of the related assets, which is generally two to five years. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the lives of the leases. The Company makes estimates regarding the useful lives of these assets and any changes in actual lives could result in material changes in the net book value of these assets. The Company evaluates the recoverability of long-lived assets whenever adverse events or changes in business climate indicate that the expected undiscounted future cash flows from the related asset may be less than previously anticipated. If the net book value of the related asset exceeds the undiscounted future cash flows of the asset, the carrying amount would be reduced to the present value of its expected future cash flows and an impairment loss would be recognized. This analysis requires the Company to make significant estimates and assumptions, and changes in facts and circumstances could result in material changes in the carrying value of the assets and the related depreciation expense.

Goodwill and Other Intangible Assets - Statement of Financial Accounting Standard ("SFAS") 142 requires that goodwill be tested for impairment at the reporting unit level (segment or one level below a segment) on an annual basis and between annual tests in certain circumstances. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

Income Taxes - Deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates, as well as any net operating loss or tax credit carryforwards expected to reduce taxes payable in future years. A valuation allowance is provided when it is more likely than not that some or all of a deferred tax asset will not be realized. Unremitted earnings of foreign subsidiaries have been included in the consolidated financial statements without giving effect to the United States taxes that may be payable on distribution to the United States to the extent such earnings are not anticipated to be remitted to the United States.

Accounting for Stock-Based Compensation - At December 31, 2003, the Company has various stock-based employee compensation plans, which are described more fully in Note 7. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. In general, no stock-based employee compensation cost is reflected in the results of operations, unless options granted under such plans have an exercise price less than the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had

applied the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation.

Year Ended December 31,	**2003**	**2002**	**2001**
	(in thousands, except per share amounts)		
Net income (loss), as reported	$475	$(5,165)	$1,348
Deduct: Total stock-based employee compensation determined under fair value based method, net of related tax effects	(3,193)	(2,315)	(2,185)
Add: Compensation expense included in the determination of net income as reported, net of related tax effects, related to the extension of stock options.	455	318	-
Pro forma net (loss) income	$(2,263)	$(7,162)	$ (837)
Income (loss) per share:			
Basic - as reported	$ .02	$(.24)	$ .06
Basic - pro forma	$(.10)	$(.33)	$(.04)
Diluted - as reported	$ .02	$(.24)	$ .05
Diluted - pro forma	$(.10)	$(.33)	$(.04)

Fair Value of Financial Instruments - The Company has estimated the fair value of financial instruments using available market information and other valuation methodologies in accordance with SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." Management of the Company believes that the fair value of financial instruments for which estimated fair value has not been specifically presented, primarily cash and accounts receivable, is not materially different than the related carrying value. Determinations of fair value are based on subjective data and significant judgment relating to timing of payments and collections and the amounts to be realized. Different assumptions and/or estimation methodologies might have a material effect on the fair value estimates. Accordingly, the estimates of fair value are not necessarily indicative of the amounts the Company would realize in a current market exchange.

Accounts Receivable - The majority of the Company's accounts receivable are due from secondary publishers and information providers. The Company establishes credit terms for new clients based upon management's review of their credit information and project terms, and performs ongoing credit evaluations of its customers, adjusting credit terms when management believes appropriate based upon payment history and an assessment of their current credit worthiness. The Company records an allowance for doubtful accounts for estimated losses resulting from the inability of its clients to make required payments. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the client's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible, and

payments subsequently received on such receivables are credited to the allowance for doubtful accounts. While credit losses have generally been within expectations and the provisions established, the Company cannot guarantee that credit loss rates in the future will be consistent with those experienced in the past. In addition, there is credit exposure if the financial condition of one of the Company's major clients were to deteriorate. In the event that the financial condition of the Company's clients were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be necessary.

Income (Loss) Per Share - Basic earnings per share is based on the weighted average number of common shares outstanding without consideration of potential common stock. Diluted earnings per share is based on the weighted average number of common and, if dilutive, potential common shares outstanding. The calculation takes into account the shares that may be issued upon exercise of stock options, reduced by the shares that may be repurchased with the funds and tax benefits received from the exercise, based on average prices during the year.

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity - In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"). SFAS No. 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not impact the Company's Consolidated Financial Statements.

Consolidation of Variable Interest Entities - In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN No. 46"). FIN No.46 explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. In December, 2003, the FASB issued FIN 46R which clarifies and modifies certain provisions of FIN 46. The Company has evaluated FIN No. 46 and determined that this interpretation did not have any impact on the Company's Consolidated Financial Statements as the Company has no variable interest entities.

2. PROPERTY AND EQUIPMENT

Property and equipment, stated at cost less accumulated depreciation and amortization (in thousands), consist of the following:

December 31,	**2003**	**2002**
Equipment	$14,608	$16,136
Furniture and office equipment	820	1,037
Leasehold improvements	2,342	2,314
Total	17,770	19,487
Less accumulated depreciation and amortization	12,142	12,780
	$ 5,628	$ 6,707

As of December 31, 2003 and 2002, the net book value of property and equipment located at the Company's production facilities in the Philippines, India, and Sri Lanka was approximately $4,766,000 and $6,361,000, respectively.

In 2003, the Company entered into a three year lease for certain equipment located in one of its Philippine facilities. The equipment was capitalized at its fair market value of approximately $641,000, which represented the present value of the minimum lease payments plus trade-in value of exchanged equipment of $175,000. The loss on such trade-in approximated $58,000.

3. ACQUISITION

As of December 1, 2001, the Company acquired the operating assets, and assumed certain designated liabilities, of the ISOGEN International operating division of DataChannel, Inc. ISOGEN International ("ISOGEN") helps clients across a variety of industries with the design, architecture, implementation, integration and deployment of the systems that they use to manage information. It specializes in consulting and training in the knowledge-processing technologies of XML (Extensible Markup Language), SGML (Standard Generalized Markup Language), and other standards.

The purchase price, including acquisition costs, consisted of $796,000 in cash, two acquisition promissory notes, each for $325,000, plus an additional $68,000 payable September 30, 2002 subject to realization of certain events. The promissory notes accrued interest at a rate of 7% per annum, and were paid in 2002.

4. INCOME TAXES

The significant components of the provision for (benefit from) income taxes (in thousands) are as follows:

	2003	2002	2001
Current income tax expense (benefit):			
Foreign	$ 29	$ 97	$ (7)
Federal	230	(827)	906
State and local	76	23	203
	335	(707)	1,102
Deferred income tax expense (benefit) provision	(2)	30	(463)
Provision for (benefit from) income taxes	$ 333	$(677)	$ 639

Reconciliation of the U.S. statutory rate with the Company's effective tax rate is summarized as follows:

	2003	2002	2001
Federal statutory rate	35.0%	(35.0)%	35.0%
Effect of:			
State income taxes (net of federal tax benefit)	5.9	0.6	1.8
Foreign source losses for which no tax benefit is available	7.3	23.8	-
Effect of foreign tax holiday, net of foreign income not deemed permanently reinvested	(24.0)	(3.4)	(5.3)
Foreign taxes	7.6	-	0.9
Non deductible compensation	5.9	-	-
Other	3.5	2.4	(0.2)
Effective rate	41.2%	(11.6)%	32.2%

As of December 31, 2003 and 2002, the composition of the Company's net deferred income taxes (in thousands) is as follows:

	2003	2002
Deferred income tax assets:		
Allowances not currently deductible	$ 1,358	$1,435
Depreciation and amortization	114	230
Equity compensation not currently deductible	348	150
Expenses not deductible until paid	63	66
	1,883	1,881
Deferred income tax liabilities:		
Foreign source income, not taxable until repatriated	(1,872)	(1,872)
Net deferred asset	$ 11	$ 9
Net deferred income tax asset - current	$1,421	$1,501
Net deferred income tax liability - non-current	(1,410)	(1,492)
Net deferred income tax asset	$ 11	$ 9

5. COMMITMENTS AND CONTINGENT LIABILITIES

Line of Credit – The Company has $1 million line of credit with a bank, which is secured by a $1 million certificate of deposit. Interest is charged at the bank's alternate base rate (4% at December 31, 2003). The line expires on May 31, 2004.

Leases - The Company is obligated under various operating lease agreements for office and production space. Certain agreements contain escalation clauses and requirements that the Company pay taxes, insurance and maintenance costs. The lease agreements for production space in most overseas facilities, which expire through 2010, contain provisions pursuant to which the Company may cancel the

leases upon three months notice, generally subject to forfeiture of security deposit. The annual rental for the cancelable leased space is approximately $1,000,000. For the years ended December 31, 2003, 2002 and 2001, rent expense for office and production space totaled approximately $1,700,000, $2,100,000 and $1,900,000, respectively.

In addition, the Company leases certain equipment under short-term operating lease agreements. For the years ended December 31, 2003, 2002 and 2001, rent expense for equipment totaled approximately $36,000, $46,000 and $400,000, respectively.

At December 31, 2003, future minimum annual rental commitments on non-cancelable leases (excluding operating leases with terms less than one year) (in thousands) are as follows:

	Operating Leases	Capital Leases
2004	$ 600	$ 171
2005	587	171
2006	585	115
2007	579	-
2008	611	-
Thereafter	855	-
	$ 3,817	457
Less: Amounts representing interest (7% per annum)		39
Present value of minimum lease payments		$ 418

Litigation and Foreign Tax Assessments - In connection with the cessation of all operations at certain foreign subsidiaries (Note 10), certain former employees have filed various illegal dismissal actions in the Philippines seeking, among other remedies, reinstatement of employment, payment of back wages and damages approximating one million dollars. Outside counsel has advised management that under the circumstances, the Company is not legally obligated to pay severance to such terminated employees. Based upon the advice of counsel, management believes the actions are substantially without merit and intends to defend the actions vigorously.

In addition, one of the foreign subsidiaries which ceased operations has been presented with a tentative tax assessment by the Philippine Bureau of Internal Revenue for an amount approximating $400,000, plus applicable interest and penalties. Management believes the tentative assessment is principally without substance and any amounts that might ultimately be paid in settlement (which is not expected to be material) have been accrued.

In addition, the Company is subject to various legal proceedings and claims which arise in the ordinary course of business.

While management currently believes that that ultimate outcome of all these proceedings will not have a material adverse effect on the Company's financial position or overall trends in results of operations, litigation is subject to inherent uncertainties. Were an unfavorable ruling to occur, there exists the possibility of a material adverse impact on the operating results of the period in which the ruling

occurs. In addition, the estimate of potential impact on the Company's financial position or overall results of operations for the above legal proceedings could change in the future.

Foreign Currency - The Company's production facilities are located in the Philippines, India and Sri Lanka. To the extent that the currencies of these countries fluctuate, the Company is subject to risks of changing costs of production after pricing is established for certain customer projects. However, most significant contracts contain provisions for price renegotiation.

Employment Agreements – On January 1, 2004, the Company entered into a four year employment agreement with the co-founder of ISOGEN to serve as Executive Vice President of the Company. Pursuant to the agreement, he will be compensated at a rate of $250,000 per annum for the first year, subject to annual review for discretionary annual increases thereafter, and will be eligible to receive an annual cash bonus, the amount of which will be based upon meeting certain goals. In addition, on November 10, 2003, he was granted an option to purchase 200,000 shares of the Company's common stock at $3.35 per share. In connection with his previous employment agreement, in 2002 the executive was granted an option to purchase 150,000 shares of the Company's common stock at $4.00 per share, and was issued 11,587 unregistered shares of the Company's common stock. Compensation expense of approximately $10,000 was recorded in the year ended December 31, 2002 as selling and administrative expenses pursuant to the stock issuance.

In May 2001, the Company entered into an agreement with its then Chairman of the Board pursuant to which he will continue to serve as a part-time employee at a salary of $2,000 per month for five years. In addition, the Company paid him $400,000 in exchange for a six year non-compete agreement, which is included in other assets and is being amortized over the term of the agreement. On December 31, 2003, the unamortized balance was $222,000.

Philippine Pension Requirement - The Philippine government enacted legislation requiring businesses to provide a lump-sum pension payment to employees working at least five years and who are employed by the Company at age 60. Those eligible employees are to receive approximately 60% of one month's pay for each year of employment with the Company. The liability for the future payment is insignificant at December 31, 2003. Under the legislation, the Company is not required to fund future costs, if any.

Indemnifications - The Company is obligated under certain circumstances to indemnify directors and certain officers against costs and liabilities incurred in actions or threatened actions brought against such individual because such individuals acted in the capacity of director and / or officer of the Company. In addition, the Company has contracts with certain clients pursuant to which the Company has agreed to indemnify the client for certain specified and limited claims. These indemnification obligations are in the ordinary course of business and, in many cases, do not include a limit on a maximum potential future payments. As of December 31, 2003, the Company has not recorded a liability for any obligations arising as a result of these indemnifications.

Liens - In connection with the procurement of tax incentives at one of the company's foreign subsidiaries, the foreign zoning authority was granted a first lien on the subsidiary's property and equipment. As of December 31, 2003, such equipment had a book value of $543,000.

6. CAPITAL STOCK

Common Stock - On March 23, 2001, the Company paid a two-for-one stock dividends. In addition, in 2001 the stockholders increased the number of common shares the Company is authorized to issue to 75,000,000. The financial statements and notes thereto, including all share and per share amounts, have been restated to reflect such split.

Preferred Stock - The Board of Directors is authorized to fix the terms, rights, preferences and limitations of the preferred stock and to issue the preferred stock in series which differ as to their relative terms, rights, preferences and limitations.

Stockholder Rights Plan - On December 16, 2002, the Board of Directors adopted a Stockholder Rights Plan ("Rights Plan") in which one right ("Right") was declared as a dividend for each share of the Company's common stock outstanding. The purpose of the plan is to deter a hostile takeover of the Company. Each Right entitles its holders to purchase, under certain conditions, one one-thousandth of a share of newly authorized Series C Participating Preferred Stock ("Preferred Stock"), with one one-thousandth of a share of Preferred Stock intended to be the economic and voting equivalent of one share of the Company's common stock. Rights will be exercisable only if a person or group acquires beneficial ownership of 15% (25% in the case of specified executive officers of the Company) or more of the Company's common stock or commences a tender or exchange offer, upon the consummation of which such person or group would beneficially own such percentage of the common stock. Upon such an event, the Rights enable dilution of the acquiring person's or group's interest by providing that other holders of the Company's common stock may purchase, at an exercise price of $4.00, the Company's common stock having a market value of $8.00 based on the then market price of the Company's common stock, or at the discretion of the Board of Directors, Preferred Stock, having double the value of such exercise price. The Company will be entitled to redeem the Rights at $.001 per right under certain circumstances set forth in the Rights Plan. The Rights themselves have no voting power and will expire on December 26, 2012, unless earlier exercised, redeemed or exchanged.

Common Stock Reserved – As of December 31, 2003, the Company had reserved for issuance approximately 9,285,000 shares of common stock pursuant to the Company's stock option plans (including an aggregate of 1,015,164 options issued to the Company's Chairman which were not granted pursuant to stockholder approved stock option plans) and 500,000 shares of common stock to use for .grants as the Company's Board of Directors deems appropriate.

Treasury Stock - During the year ended December 31, 2002, the Company repurchased 340,000 shares of its common stock at a cost of $360,000.

In August 2002, the Board of Directors authorized the repurchase of up to $1.5 million of the Company's common stock, of which approximately $1,140,000 remains available for repurchase under the program at December 31, 2003.

7. STOCK OPTIONS

The Company adopted, with stockholder approval, 1993, 1994, 1994 Disinterested Director, 1995, 1996, 1998, 2001, and 2002 Stock Option Plans (the "1993 Plan," "1994 Plan," "1994 DD Plan," "1995 Plan," "1996 Plan," "1998 Plan," "2001 Plan," and "2002 Plan") which provide for the granting of options to purchase not more than an aggregate of 1,050,000, 1,260,000, 210,000, 2,400,000, 1,999,992, 3,600,000, 900,000, and 950,000 shares of common stock, respectively, subject to adjustment under

certain circumstances. Such options may be incentive stock options ("ISOs") within the meaning of the Internal Revenue Code of 1986, as amended, or options that do not qualify as ISOs ("Non-Qualified Options").

The option exercise price per share may not be less than the fair market value per share of common stock on the date of grant (110% of such fair market value for an ISO, if the grantee owns stock possessing more than 10% of the combined voting power of all classes of the Company's stock). Options may be granted under the Stock Option Plan to all officers, directors, and employees of the Company and, in addition, Non-Qualified Options may be granted to other parties who perform services for the Company. No options may be granted under the 1994 Plan and 1994 DD Plan after May 19, 2004; under the 1995 Plan after May 16, 2005; under the 1996 Plan after July 8, 2006; under the 1998 Plan after July 8, 2008; under the 2001 Plan after May 31, 2011; and under the 2002 Plan until after June 30, 2012.

The Plans may be amended from time to time by the Board of Directors of the Company. However, the Board of Directors may not, without stockholder approval, amend the Plans to increase the number of shares of common stock which may be issued under the Plans (except upon changes in capitalization as specified in the Plans), decrease the minimum exercise price provided in the Plans or change the class of persons eligible to participate in the Plans.

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock Based Compensation." Accordingly, to the extent the exercise price of options granted to employees is equal to or greater than the market value of the underlying common stock on the date of grant, compensation expense is not recognized for stock options granted to employees. Had compensation cost for the Company's stock option grants been determined based on the fair value at the grant date for awards in 2003, 2002, and 2001, consistent with the provisions of SFAS No. 123, the Company would have reflected a net loss of approximately $2.3 million or $(.10) basic and diluted in 2003; a net loss of approximately $7.1 million or $(.33) basic and diluted in 2002; and a net loss of $837,000 or $(.04) per share, basic and diluted, in 2001. The fair value of options at date of grant was estimated using the Black-Scholes pricing model with the following weighted average assumptions: expected life of six years for options granted in 2003 and four years for options granted in 2002 and 2002; risk free interest rate of 4.2% in 2003, 3.5% in 2002, and 5% in 2001, expected volatility of 140% in 2003, 119% in 2002 and 118% in 2001.

The following table presents information related to stock options for 2003, 2002 and 2001.

	Per Share Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
Balance 1/1/01	$0.25 - 0.47	1,019,640	2	$0.34	1,019,640	$0.34
	$0.50 - 0.75	2,858,632	3	$0.58	2,429,632	$0.56
	$1.29	399,996	2	$1.29	399,996	$1.29
	$1.56 - 2.25	2,699,108	4	$1.90	295,984	$1.73
	$2.50 - 2.69	343,200	5	$2.52	-	-
		7,320,576			4,145,252	
Cancelled	$2.00 - 6.10	(156,127)		$3.83		
Granted	$3.05 - 6.57	1,292,200		$5.42		
Exercised	$0.25 - 4.00	(605,357)		$0.71		
Balance 12/31/01	$0.25 - 0.47	979,644	1	$0.35	979,644	$0.35
	$0.50 - 0.75	2,406,818	2	$0.58	2,406,818	$0.58
	$1.29	399,996	1	$1.29	399,996	$1.29
	$1.56 - 2.25	2,564,992	4	$1.89	928,903	$1.87
	$2.50 - 2.69	277,642	4	$2.50	80,519	$2.50
	$3.05 - 4.60	29,200	4	$3.70	0	-
	$5.43 - 5.89	1,180,000	4	$5.45	0	-
	$6.00 - 6.57	13,000	4	$6.21	0	-
		7,851,292			4,795,880	
Cancelled	$0.25 - 6.22	(489,482)		$1.29		
Granted	$1.00 - 4.60	220,750		$3.64		
Exercised	$0.25 - 0.50	(317,676)		$0.35		
Balance 12/31/02	$0.25 - 0.47	445,668	2	$0.41	445,668	$0.41
	$0.50 - 0.75	2,347,922	2	$0.59	2,347,922	$0.59
	$1.00 - 1.29	409,996	5	$1.28	399,996	$1.28
	$1.56 - 2.25	2,421,548	3	$1.88	1,524,469	$1.87
	$2.50	228,800	3	$2.50	124,026	$2.50
	$3.00 - 4.60	232,950	5	$3.74	12,105	$3.68
	$5.43 - 5.89	1,170,000	4	$5.45	544,855	$5.45
	$6.00 - 6.57	8,000	4	$6.24	3,416	$6.25
		7,264,884			5,402,457	
Cancelled		(127,176)		$2.42		
Granted		1,002,000		$3.40		
Exercised		(550,328)		$1.14		
Balance 12/31/03	$0.25 - 0.47	445,668	7	$0.41	445,668	$0.41
	$0.50 - 0.75	2,003,472	7	$0.59	2,003,472	$0.59
	$1.00 - 1.29	409,996	4	$1.28	400,551	$1.29
	$1.56 - 2.25	2,172,294	2	$1.86	1,836,132	$1.84
	$2.50	194,200	2	$2.50	152,808	$2.50
	$3.00 - 4.60	1,185,750	9	$3.49	112,679	$3.86
	$5.43 - 5.89	1,170,000	2	$5.45	823,478	$5.45
	$6.00 - 6.57	8,000	2	$6.24	5,416	$6.25
		7,589,380			5,780,204	

Options granted prior to 2003 vest over a four year period and have a five year life. In 2003, substantially all options granted vest over a four year period and have a ten year life. The weighted average fair value as of the date of grant for options granted in 2003, 2002 and 2001 is $3.21, $3.64, and $4.25, respectively.

In 2003, the Company extended the expiration date of options granted to certain officers, directors and employees, substantially all of which were vested, to purchase 315,000, 566,000, 522,000 and 133,000 shares of its common stock at $.47, $.50, $.67 and $2.00, respectively. In connection with the extension, the option holders agreed not to sell shares of stock acquired upon exercise of the extended options for designated periods of time ending between June 2004 to March 2005. In connection with this transaction, compensation expense of approximately $650,000 was recorded in the second quarter of 2003 based upon the difference between the exercise price and the market price of the underlying common stock on the date the options were extended. Compensation expense is included as a component of selling and administrative expenses.

In 2002, the Company extended the expiration date of options to the Chief Executive Officer to purchase 6,672, 248,496, 360,000, 399,996 and 123,996 shares of its common stock at $.42, $.50, $.58, $1.29 and $.25, per share, respectively. In connection with this transaction, compensation expense of approximately $513,000 was recorded in the third quarter as selling and administrative expenses. In addition, the Company issued 11,587 shares of its common stock pursuant to an employment agreement with an officer of the Company. Compensation expense of approximately $10,000 was recorded in the third quarter of 2002 as selling and administrative expenses. No compensation expense was recognized in connection with stock option grants for the year ended December 31, 2001 since the exercise price of options granted equaled or exceeded the market value of the underlying common stock on the date of grant.

8. SEGMENT REPORTING AND CONCENTRATIONS

As a result of the acquisition of ISOGEN International in December 2001, the Company's management currently monitors its operations through two reporting segments: (1) content services and (2) professional services (formerly referred to as systems integration and training). The content services operating segment aggregates, converts, tags and editorially enhances digital content and performs XML transformations. The Company's professional services operating segment offers system design, custom application development, consulting services, and systems integration conforming to XML and related standards and provides a broad range of introductory as well as advanced curricula and training on XML and other knowledge management standards.

	2003	2002 (in thousands)	2001
Revenues			
Content services	$29,977	$33,089	$57,825
Professional services	6,737	3,296	453
Total consolidated	$36,714	$36,385	$58,278
Income (loss) before income taxes (a)			
Content services	$ (420)	$(3,326)	$ 1,959
Professional services	1,228	(2,516)	28
Total consolidated	$ 808	$(5,842)	$ 1,987

(a) In 2002 and 2001, corporate overhead was not allocated to the professional services segment. In 2003, corporate overhead has been allocated to the professional services segment based upon a percentage of consolidated sales. For

comparative purposes, income before income taxes for the years ended December 31 2002 and 2001 have been reclassified to allocate corporate overhead using a method consistent with 2003.

	December 31, 2003	2002
	(in thousands)	
Total assets		
Content services	$20,986	$20,721
Professional services	4,160	1,976
Total consolidated	$25,146	$22,697

One client accounted for 33% and 17% of the Company's revenues for the years ended December 31, 2003 and 2002 respectively, and a second client accounted for 30% of the Company's revenues for the year ended December 31, 2002. One other client, which substantially curtailed operations, accounted for 30% in the year ended December 31, 2001. No other client accounted for 10% or more of revenues during this period. Further, in the years ended December 31, 2003, 2002 and 2001, export revenues, substantially all of which were derived from European clients, accounted for 47%, 23%, and 13%, respectively, of the Company's revenues.

A significant amount of the Company's revenues are derived from clients in the publishing industry. Accordingly, the Company's accounts receivable generally include significant amounts due from such clients. In addition, as of December 31, 2003, approximately 39% of the Company's accounts receivable was from foreign (principally European) clients.

9. INCOME (LOSS) PER SHARE

	2003	2002	2001
	(in thousands, except per share amounts)		
Net income (loss)	$ 475	$(5,165)	$ 1,348
Weighted average common shares outstanding	21,570	21,489	21,332
Dilutive effect of outstanding options	1,396	-	3,312
Adjusted for dilutive computation	22,966	21,489	24,644
Basic income (loss) per share	$ .02	$(.24)	$.06
Diluted income (loss) per share	$ .02	$(.24)	$.05

Diluted net loss per share in 2002 does not include potential common shares derived from stock options because they are antidilutive. The number of antidilutive securities excluded from the dilutable loss per share calculation were 1,542,000 for the year ended December 31, 2002.

10. RESTRUCTURING COSTS AND ASSET IMPAIRMENT

During the fourth quarter 2001, the Company commenced certain actions to reduce production operations at a wholly owned Asian subsidiary that was operating at a loss and to reduce overall excess capacity in Asia. Such activities, which culminated in the cessation and closure of all operations at such subsidiary and included employee layoffs, were completed in 2002. In addition, during 2002 the Company closed a second facility, resulting in the write-off of property and equipment associated with the

closed facility totaling approximately $244,000. Such write-off of equipment has been classified as Restructuring Costs and Asset Impairment for the year ended December 31, 2002.

Included in Restructuring Costs and Asset Impairment for the year ended December 31, 2001 are estimated facility closure costs, including employee related costs, approximating $600,000, and the write-off of leasehold improvement costs totaling approximately $265,000. In 2002, the Company paid approximately $350,000 in closing costs.

11. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except per share)			
2003				
Revenues	$6,653	$8,056	$11,184	$10,821
Net income (loss)	(1,113)	(636)	1,490	734
Net income (loss) per share	$(.05)	$(.03)	$.07	$.03
Diluted net income (loss) per share	$(.05)	$(.03)	$.06	$.03
2002				
Revenues	$12,556	$10,389	$7,278	$6,162
Net income (loss)	243	(899)	(2,521)	(1,988)
Net income (loss) per share	$.01	$(.04)	$(.12)	$(.09)
Diluted net income (loss) per share	$.01	$(.04)	$(.12)	$(.09)

12. SUBSEQUENT EVENT

For the year ended December 31, 2001, the Company provided an allowance for doubtful accounts of approximately $2.6 million representing the remaining balance due at December 31, 2001 from a client that accounted for 30% of its 2001 revenues because the client has reported an inability to raise further operating funds required to make payment. In January 2004, the Company reached a settlement with this client to pay $1,000,000 cash as full satisfaction of the outstanding balance due to the Company. The $1,000,000 will be reflected as a bad debt recovery income in the Company's first quarter 2004 financial statements

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Principal Financial Officer to allow timely decisions regarding required disclosure. Management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures which, by their nature, can provide only reasonable assurance regarding management's control objectives. Management, including the Company's Chief Executive Officer along with the Company's Principal Financial Officer, concluded that the Company's disclosure controls and procedures are effective in reaching the level of reasonable assurance regarding management's control objectives.

The Company has carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer along with the Company's Principal Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b). Based upon the foregoing, as of December 31, 2003, the Company's Chief Executive Officer along with the Company's Principal Financial Officer, concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's Exchange Act reports. There has been no change during the Company's fiscal quarter ended December 31, 2003 in the Company's internal control over financial reporting that was identified in connection with the foregoing evaluation which has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

Item 10. Directors, Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act.

The information concerning the Company's required by this Item is incorporated by reference to the Company's proxy statement under the heading "Executive Officers". The information concerning the Company's Directors required by this Item is incorporated by reference to the Company's proxy statement under the heading "Election of Directors". Information concerning compliance by the Company's officers, Directors and 10% stockholders with Section 16(a) of the Securities Exchange Act of 1934 is incorporated by reference to the information contained in the Company's Proxy Statement under the heading "Section 16(a) Beneficial Ownership Reporting Compliance." Information regarding the presence of an audit committee financial expert required by this Item is incorporated by reference to the Company's Proxy Statement under the heading "Audit Committee."

The Company has adopted a code of ethics that applies to all of its employees, officers, and directors, including its principal executive officer, principal financial and accounting officer, and controller. The text of the Company's code of ethics is posted on its website at www.innodata-isogen.com. The Company intends to disclose future amendments to, or waivers from, certain provisions of the code of ethics for executive officers and directors in accordance with applicable NASDAQ and SEC requirements.

Item 11. Executive Compensation.

Executive Compensation

The information called for by Item 11 is incorporated by reference from the Company's definitive proxy statement for the 2004 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A under the Exchange Act no later than 120 days after the end of the Company's 2003 fiscal year. Information appearing under the captions "Report of the Compensation Committee; Report of the Section 162(m) subcommittee"; "Report of the Audit Committee" and "Stock Performance Graph" to be included in the Company's 2004 Proxy Statement is not incorporated herein by this reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information called for by Item 12 is incorporated by reference from the Company's definitive proxy statement for the 2004 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A under the Exchange Act no later than 120 days after the end of the Company's 2003 fiscal year.

Item 13. Certain Relationships and Related Transactions.

The information called for by Item 13 is incorporated by reference from the Company's definitive proxy statement for the 2004 Annual Meeting of Stockholders to be filed pursuant to

Regulation 14A under the Exchange Act no later than 120 days after the end of the Company's 2003 fiscal year.

Item 14. Principal Accountant Fees and Services

The information called for by Item 14 is incorporated by reference from the Company's definitive proxy statement for the 2004 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A under the Exchange Act no later than 120 days after the end of the Company's 2003 fiscal year.

PART IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) Exhibits which are indicated as being included in previous filings are incorporated herein by reference.

Exhibit	Description	Filed as Exhibit
3.1 (a)	Restated Certificate of Incorporation filed on April 29, 1993	Filed herewith
3.1 (b)	Certificate of Amendment of Certificate of Incorporation of Innodata Corporation filed on March 1, 2001	Filed herewith
3.1 (c)	Certificate of Amendment of Certificate of Incorporation of Innodata Corporation Filed on November 14, 2003	Filed herewith
3.2	Form of Amended and Restated By-Laws	Exhibit 3.1 to Form 8-K dated December 16, 2002
3.3	Form of Certificate of Designation of Series C Participating Preferred Stock	Filed as Exhibit A to Exhibit 4.1 to Form 8-K dated December 16, 2002
4.2	Specimen of Common Stock certificate	Exhibit 4.2 to Form SB-2 Registration Statement No. 33-62012
4.3	Form of Rights Agreement, dated as of December 16, 2002 between Innodata Corporation and American Stock Transfer & Trust Co., as Rights Agent	Exhibit 4.1 to Form 8-K dated December 16, 2002
10.1	1994 Stock Option Plan	Exhibit A to Definitive Proxy dated August 9, 1994
10.2	1993 Stock Option Plan	Exhibit 10.4 to Form SB-2 Registration Statement No. 33-62012
10.3	Form of Indemnification Agreement	Exhibit 10.3 to Form 10-K dated December 31, 2002
10.4	1994 Disinterested Directors Stock Option Plan	Exhibit B to Definitive Proxy dated August 9, 1994
10.5	1995 Stock Option Plan	Exhibit A to Definitive Proxy dated August 10, 1995
10.6	1996 Stock Option Plan	Exhibit A to Definitive Proxy dated November 7, 1996
10.7	1998 Stock Option Plan	Exhibit A to Definitive Proxy dated November 5, 1998
10.8	2001 Stock Option Plan	Exhibit A to Definitive Proxy dated June 29, 2001
10.9	2002 Stock Option Plan	Exhibit A to Definitive Proxy dated September 3, 2002
10.10	Employment Agreement dated as of January 1, 2004 with George Kondrach	Filed herewith
21	Significant subsidiaries of the registrant	Filed herewith
23	Consent of Grant Thornton LLP	Filed herewith
31.1	Certificate of Chief Executive Officer and Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith

Exhibit	Description	Filed as Exhibit
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith
32.2	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith

(b) Form 8-K Report. None.

(d) Financial Statement Schedules

Schedule II - Valuation and Qualifying Accounts

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNODATA ISOGEN, INC.

By /s/

Jack Abuhoff
Chairman of the Board of Directors,
Chief Executive Officer and President

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Jack Abuhoff	Chairman of the Board of Directors, Chief Executive Officer and President	March 26, 2004
/s/ Todd Solomon	Vice Chairman of the Board of Directors and Consultant	March 26, 2004
/s/ Stephen Agress	Vice President - Finance Chief Accounting Officer (Principal Accounting and Financial Officer)	March 26, 2004
Haig S. Bagerdjian	Director	March 26, 2004
/s/ Louise C. Forlenza	Director	March 26, 2004
/s/ Dr. Charles F. Goldfarb	Director	March 24, 2004
/s/ John R. Marozsan	Director	March 26, 2004

Innodata Isogen, Inc.

A Leading Provider of Content Supply Chain Solutions to Publishers, Global 2000 Enterprises, Governments and Major Archives, Libraries & Museums.

*On November 14, 2003, Innodata Corporation changed its name to Innodata Isogen, Inc.

Mission

To enable our clients to realize significant cost savings and productivity gains from their content-related operations, to help them achieve better outcomes and compete more effectively in demanding global markets.

Business Process Expertise

Content Supply Chain Optimization for:

- Commercial Publishers
- Enterprises
- Government
- Archives, Libraries & Museums

Markets Served

- Commercial Publishing
- Information Technology
- Telecommunications
- Healthcare and Pharmaceuticals
- Financial Services and Insurance
- Business and Professional Services
- Defense and Aerospace
- Government
- Engineering
- Consumer Products
- Manufacturing
- Culture, Research and Education



What We Do Better Than Anyone Else

We help our clients reduce content-related costs, compete more effectively and achieve better outcomes in demanding global markets.

Leadership

Jack Abuhoff	Chairman of the Board, President & Chief Executive Officer
George Kondrach	Executive Vice President
Stephen Agress	Vice President, Finance
Klaas Brouwer	Vice President, Technology
Al Girardi	Vice President, Marketing & Communications
Martin Korsin	Vice President, Business Solutions
Ashok Kumar Mishra	Vice President, Project Delivery
Jan Palmen	Vice President
Renee Swank	Vice President, Professional Services
Jurgen Tanpho	Vice President, Operations
Amy Agress	Vice President and General Counsel

Board Members

Jack Abuhoff	Chairman of the Board
Haig S. Bagerdjian	Director & Head of the Compensation Committee
Louise C. Forlenza	Director
Dr. Charles F. Goldfarb	Director
John R. Marozsan	Director & Head of the Audit Committee
Todd Solomon	Vice Chairman

Ownership	Public
Listing Market	NASDAQ National Market
Ticker Symbol	INOD
IPO	1992
Shares Outstanding	Approximately 22 Million
Total Revenues	$37 Million (2003)

www.innodata-isogen.com

Independent Auditors
Grant Thornton LLP
666 Third Avenue
The Chrysler Center
New York, NY 10017

Registrar & Transfer Agent
American Stock Transfer and Trust Company
59 Maiden Lane
New York, NY 10038
Tel: (800) 937-5449
Tel: (718) 921-8124

Legal Counsel
McGuire Woods LLP
150 North Michigan Avenue
Suite 2500
Chicago, IL 60601

Oscar Folger, Esq.
521 Fifth Avenue
New York, NY 10001

Duplicate Mailings
When a stockholder owns shares in more than one account or when several stockholders live at the same address, they may receive multiple copies of the annual report or other mailings. For information on how to eliminate multiple mailings, contact American Stock Transfer and Trust Company at (718) 921-8124.

Annual Meeting of Stockholders
The Annual Meeting of Stockholders for Innodata Isogen, Inc. will be held on June 15, 2004 at 11:00 a.m. at the Company's corporate headquarters, Three University Plaza, Hackensack, New Jersey 07601.

Stock Trading
Innodata Isogen, Inc.'s common stock trades on the Nasdaq Stock Market under the symbol INOD. As of February 29, 2004, there were 133 stockholders of record and approximately 3,500 beneficial stockholders. The following table sets forth, for the periods indicated, the high and low prices per share of Innodata Isogen, Inc.

Historical Stock Price

	Fiscal 2003		Fiscal 2002	
	HIGH	**LOW**	**HIGH**	**LOW**
First Quarter	$1.09	$0.73	$3.30	$1.81
Second Quarter	$1.47	$0.84	$2.60	$1.05
Third Quarter	$2.60	$1.11	$1.50	$0.75
Fourth Quarter	$4.96	$2.42	$1.07	$0.60

INNODATA ISOGEN

Innodata Isogen, Inc.
Three University Plaza
Hackensack, NJ 07601
Telephone: (201) 488-1200
www.innodata-isogen.com